   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1998

                                                REGISTRATION NO. 333-53869

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 ------------
                              FLIR SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 ------------
         OREGON                      3812                    93-0708501
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                            16505 S.W. 72ND AVENUE
                            PORTLAND, OREGON 97224
                                (503) 684-3731
              (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                   ROBERT P. DALTRY, CHIEF EXECUTIVE OFFICER
                              FLIR SYSTEMS, INC.
                            16505 S.W. 72ND AVENUE
                            PORTLAND, OREGON 97224
                                (503) 684-3731
           (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                 ------------
                                  COPIES TO:

      GREGORY E. STRUXNESS, ESQ.                KENNETH R. LAMB, ESQ.
 ATER WYNNE HEWITT DODSON & SKERRITT,        GIBSON, DUNN & CRUTCHER LLP
                  LLP                           ONE MONTGOMERY STREET
     222 S.W. COLUMBIA, SUITE 1800             SAN FRANCISCO, CA 94104
          PORTLAND, OR 97201                       (415) 393-8200
            (503) 226-1191

                                 ------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.

                                 ------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                 ------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JUNE 9, 1998

PROSPECTUS

                                2,409,130 SHARES

                         [LOGO OF FLIR SYSTEMS, INC.]

                                  COMMON STOCK

  Of the 2,409,130 shares of Common Stock offered hereby, 1,638,630 shares are being sold by the Company and 770,500 shares are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol FLIR. On June 8, 1998, the last reported sale price for the Common Stock was $19.00 per share. See "Price Range of Common Stock."

                                   --------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                                   --------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND  EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION  PASSED
         UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS. ANY
            REPRESENTATION  TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PRICE TO UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                            PUBLIC  DISCOUNT(1)  COMPANY(2)     SHAREHOLDERS
--------------------------------------------------------------------------------
Per Share................    $          $           $               $
--------------------------------------------------------------------------------
Total(3).................   $          $            $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $550,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 361,370 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $   , $
    and $   , respectively.

                                   --------

  The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be made
available for delivery on or about      , 1998, at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

         BANCAMERICA ROBERTSON STEPHENS

                  PRUDENTIAL SECURITIES INCORPORATED

                                                   PACIFIC CREST SECURITIES INC.

       , 1998

INSIDE FRONT COVER:
OUTSIDE GATEFOLD:

                            COMMERCIAL APPLICATIONS
                      AIRBORNE OBSERVATION AND BROADCAST

[PHOTO: HELICOPTER IN FLIGHT] TELEVISION NEWS HELICOPTER EQUIPPED WITH AN ULTRAMEDIA BROADCAST CAMERA SYSTEM

{PHOTO: SMOKING BUILDING] DAYLIGHT BROADCAST NEWS IMAGE OF AN INDUSTRIAL FIRE

[PHOTO: BUILDING IN FLAMES] BROADCAST NEWS THERMAL IMAGE OF THE SAME INDUSTRIAL FIRE

INSIDE GATEFOLD:

[TOP RIGHT] COMMERCIAL
[LEFT SIDE]
CONDITION MONITORING

[PHOTO: INFRARED IMAGE OF ELECTRICAL CONNECTION] CONDITION MONITORING OF ELECTRICAL SYSTEMS

[PHOTO: INFRARED IMAGE OF ELECTRICAL UTILITY SUBSTATION] HOT CONNECTION ON AN ELECTRICAL UTILITY SUBSTATION

[PHOTO: INFRARED IMAGE OF CHEMICAL DRYER] HOT SPOTS SHOW DETERIORATING INSULATION IN A CHEMICAL DRYER
[RIGHT SIDE]
MANUFACTURING PROCESS CONTROL

[PHOTO: INFRARED IMAGE OF PLASTIC CONTAINERS] ON-LINE QUALITY ASSURANCE OF PLASTIC CONTAINER MANUFACTURING

[PHOTO: INFRARED IMAGE OF RUBBER PELLETS] ON-LINE MONITORING FOR HEAT DISTRIBUTION IN TIRE MANUFACTURING

{PHOTO: INFRARED IMAGE OF GLASS BOTTLES] ENSURING PROPER THERMAL PROFILES IN GLASS MANUFACTURING

INSIDE GATEFOLD:

[TOP LEFT] APPLICATIONS
[LEFT SIDE]
RESEARCH AND DEVELOPMENT

[PHOTO: INFRARED IMAGE OF REAR WINDOW DEFROSTERS] THERMAL PROFILE EVALUATION OF AUTOMOBILE WINDOW DEFROSTERS

[PHOTO: INFRARED IMAGE OF ELECTRONIC MICROCIRCUIT] MICROELECTRONICS FAILURE ANALYSIS

[PHOTO: INFRARED IMAGE OF AUTOMOBILE SEAT HEATING COILS] ANALYSIS OF HEATING COILS IN AN AUTOMOBILE SEAT
[RIGHT SIDE]
APPLICATION SOFTWARE

[PHOTO: COMPUTER SCREEN DISPLAY] WINDOWS(R)-BASED XCALIPER SOFTWARE SUPPORTS A DIVERSE VARIETY OF MACHINE VISION APPLICATIONS

[PHOTO: COMPUTER SCREEN DISPLAY] POWERFUL WINDOWS(R)-BASED ANALYSIS AND REPORT GENERATION SOFTWARE

[THREE PHOTOS: AGEMA 570 AND THERMOVISION] THE COMPANY'S COMPLETE LINE OF HAND HELD THERMAL IMAGING CAMERAS INCLUDE THE AGEMA 570, THE INDUSTRY'S FIRST UNCOOLED RADIOMETRIC THERMAL IMAGING CAMERA FOR CONDITION MONITORING, RESEARCH AND DEVELOPMENT AND MANUFACTURING PROCESS CONTROL APPLICATIONS, AND THE THERMOVISION, THE FIRST UNCOOLED RADIOMETRIC THERMAL IMAGING CAMERA FOR MANUFACTURING PROCESS CONTROL AND MACHINE VISION APPLICATIONS.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE COMPANY

  FLIR Systems, Inc. (the "Company") is a world leader in the design, manufacture and marketing of thermal imaging and broadcast camera systems for a wide variety of applications in the commercial and government markets. The Company's thermal imaging systems use advanced technologies that detect infrared radiation, or heat, enabling the operator to measure minute temperature differences and to see objects in daylight or total darkness and through obscurants such as smoke, haze and most types of fog. The Company's state-of-the-art products come in a variety of configurations such as handheld or ground based systems, or can be mounted on ships, helicopters or fixed-wing aircraft. The Company has also developed innovative new products utilizing advanced "uncooled" thermal imaging technology, which allows for less expensive, smaller, lighter, solid state systems that require less power to operate.

  The Company's business is organized around two principal markets, commercial and government. The commercial market is comprised of a wide array of thermal imaging applications including condition monitoring, research and development, manufacturing process control and airborne observation and broadcast. The government market is comprised of a broad range of thermal imaging applications including search and rescue, federal drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring, and ground based security. Historically, a majority of the Company's revenue has been derived primarily from government sales. However, the Company is shifting its product mix in favor of commercial applications, which accounted for 47.2% and 64.2%, respectively, of the Company's revenue for the year ended December 31, 1997 and the three months ended March 31, 1998.

  The Company's objective is to strengthen its position as a leading provider of thermal imaging and broadcast camera systems by providing high value imaging products with improved system capability and performance, while building upon its price performance leadership and reputation for quality, service and reliability. The Company's customer-focused approach to product development enables it to better identify and understand customer applications and develop products to meet new market opportunities. For example, the Company intends to develop and aggressively market new products incorporating uncooled thermal imaging technology for major markets where price performance benefits were previously unavailable. In addition, the Company intends to expand its image analysis software tools to further enhance the Company's competitive position in the thermal imaging market, while providing products tailored to meet individual customer requirements. The Company also intends to leverage its extensive, worldwide, multi-channel sales and marketing network to further penetrate existing markets and reach undeveloped markets around the world.

  The Company has grown and intends to continue to grow internally as well as through the acquisition of complementary businesses, product lines or technologies. For example, in December 1997 the Company acquired AGEMA Infrared Systems AB, a Swedish corporation, and certain of its affiliates ("AGEMA"). AGEMA is the world leader in the design, manufacture and marketing of handheld infrared cameras for detecting and measuring temperature differences for a wide variety of commercial and research applications. This acquisition increased the Company's worldwide commercial thermal imaging market share, enabled the Company to expand its product development efforts through the elimination of duplicative research and development programs, created an extensive international sales and marketing organization and allowed the Company to more efficiently focus its manufacturing operations. The Company believes that selective acquisitions will continue to provide an opportunity to broaden its technology and product offerings, expand its market presence and enter into new markets.

  The Company was incorporated in Oregon in 1978 and maintains its executive offices at 16505 S.W. 72nd Avenue, Portland, Oregon 97224. Its telephone number is 503-684-3731. AGEMA and ThermoVision are registered trademarks of the Company, and the Company believes that all of its product names are trademarks of the Company. This Prospectus also includes names and marks of companies other than the Company.

                                  THE OFFERING

Common Stock offered by the Company.......... 1,638,630 shares
Common Stock offered by the Selling           770,500 shares
 Shareholders................................
Common Stock to be outstanding after the      11,513,795 shares (1)
 Offering....................................
Use of proceeds.............................. For the repayment of certain indebtedness, including
                                              indebtedness to a related party.
Nasdaq National Market Symbol................ FLIR

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       THREE MONTHS
                                                                           ENDED
                                 YEAR ENDED DECEMBER 31,                 MARCH 31,
                         ----------------------------------------     ---------------
                          1993    1994    1995    1996     1997        1997    1998
                         ------- ------- ------- ------- --------     ------- -------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenue:
 Government............. $31,051 $35,805 $33,575 $42,958 $ 48,483     $ 8,403 $ 9,914
 Commercial.............   9,082  13,172  16,550  23,059   43,288       7,418  17,785
                         ------- ------- ------- ------- --------     ------- -------
  Total revenue.........  40,133  48,977  50,125  66,017   91,771      15,821  27,699
Gross profit............  21,030  25,164  27,401  35,602   33,264 (2)   8,292  15,199
Earnings (loss) from
 operations.............   3,628   5,223   4,959   7,118  (41,551)(2)     429   1,097
Net earnings (loss)..... $ 3,191 $ 5,186 $ 3,867 $ 5,092 $(30,588)(2) $    91 $   290
Net earnings (loss) per
 share (3)..............
 Basic.................. $  0.70 $  1.01 $  0.74 $  0.95 $  (5.23)    $  0.02 $  0.03
 Diluted................ $  0.66 $  0.95 $  0.70 $  0.91 $  (5.23)(2) $  0.02 $  0.03

                                                            MARCH 31, 1998
                                                        -----------------------
                                                         ACTUAL  AS ADJUSTED(4)
                                                        -------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital........................................ $ 25,892    $ 54,764
Total assets...........................................  150,979     150,979
Short-term debt, including payable to related party....   42,164      13,292
Long-term debt, excluding current portion..............    1,537       1,537
Shareholders' equity...................................   75,716     104,588

--------------------
(1) Based upon shares outstanding on March 31, 1998. Excludes (i) 1,313,832 shares of Common Stock reserved for issuance upon exercise of stock options outstanding as of March 31, 1998 at a weighted average exercise price of $13.16, and (ii) 2,187,741 shares of Common Stock reserved for future issuance under the Company's stock plans. See Notes 12 and 13 of Notes to the Consolidated Financial Statements.
(2) In connection with the acquisition of AGEMA, which was effective on December 1, 1997, the Company recorded a one-time charge of $52.5 million. The write-off consisted of $36.4 million of in-process research and development and acquisition-related costs, which were included as a separate line in operating expenses, and $16.1 million of inventories due to the creation of duplicative product lines, which was included in cost of goods sold. Excluding the one-time charge, net earnings and earnings per diluted share for the year ended December 31, 1997, would have been $6.9 million or $1.10 per diluted share.
(3) See Note 1 of Notes to the Consolidated Financial Statements for an explanation of the determination of shares used in computing net earnings
    (loss) per share.

(4) Adjusted to give effect to the receipt of the estimated net proceeds from the sale of 1,638,630 shares of Common Stock offered by the Company hereby at an assumed public offering price of $19.00 per share. See "Use of Proceeds" and "Capitalization."

                              --------------------

  Except as otherwise noted, all information in this Prospectus (i) gives effect to the acquisition of AGEMA on December 1, 1997 and (ii) assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Unless the context otherwise requires, all references to the "Company" herein include the Company and its subsidiaries, including AGEMA.

                                 RISK FACTORS

  This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are based on current expectations, estimates and projections about the Company's business, management's beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including, but not limited to, those discussed in this section, in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus, as well as by general industry and market conditions and growth rates, and general domestic and international economic conditions. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby.

  Fluctuations in Quarterly Results; Seasonality. The Company's quarterly results have in the past varied significantly and may vary significantly in the future as a result of a number of factors, including the timing of significant orders from and shipments to customers, the timing and market acceptance of new products or technological advances by the Company or its competitors, the Company's success in developing, introducing and shipping new products, the mix of distribution channels through which the Company's products are sold, changes in pricing policies by the Company or its competitors, the timing and amount of any inventory write downs, the ability of the Company to obtain sufficient supplies of sole or limited source components for the Company's products, foreign currency fluctuations, costs associated with the acquisition of other businesses, product lines or technologies, the ability of the Company to integrate acquired businesses, product lines or technologies and general economic conditions, both domestically and internationally. The Company also experiences fluctuations in orders and sales due to seasonal fluctuations and customer sales cycles. Revenue in the fourth quarter of each year generally has been significantly higher than any other quarter in that year, and the first, and in some cases, the second quarter of the following year, due to the seasonal pattern of contracting by the U.S. and certain foreign governments, the frequent requirement by international customers to take delivery of equipment prior to the end of December due to funding considerations, and the tendency of commercial enterprises to fully utilize yearly capital budgets prior to expiration. In addition, a significant portion of the Company's quarterly sales have historically occurred in the last month of each quarter, with sales frequently concentrated in the last week or days of the quarter. Such events are likely to continue to result in substantial fluctuations in the Company's quarterly results in the future. As a result of such quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

  Development and Market Acceptance of New Products. The Company's future success and growth will substantially depend upon the Company's ability to continue to improve and market its existing products and to develop and introduce new products and technologies to meet changing customer requirements and to successfully serve broader industry segments. The Company's near-term success will depend upon market acceptance of the Company's products incorporating uncooled detector technology, particularly the recently introduced AGEMA 570, which is expected to account for a substantial portion of the Company's revenue. The Company's success will also depend upon market acceptance of, and the Company's ability to deliver and support, the UltraMedia-RS and the ULTRA 6000, each of which was introduced in 1997. The Company is currently devoting significant resources toward the enhancement of its existing products. There can be no assurance that the Company will successfully complete the enhancement of these products in a timely fashion or that the Company's current or future products will gain or maintain market acceptance. Any failure to complete the enhancement of these products or the failure of the Company's current or future products to gain or maintain market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Products."

  Risks Associated with Technological Change. The thermal imaging industry is characterized by rapid technological change and ongoing evolutionary improvements, with new generations of thermal imaging products being introduced periodically. Historically, the Company has derived substantially all of its revenue from thermal imaging systems based on cooled detector technology, and the Company expects that the sale of thermal imaging systems based on this technology will continue to represent a significant portion of the Company's revenue for the foreseeable future. The Company has recently introduced the AGEMA 570 and the ThermoVision, which employ new uncooled detector technology that enables the Company to produce smaller, lighter, solid state thermal imaging systems at a much lower cost. The Company intends to devote significant resources to the development of other products incorporating this new technology. The introduction of products incorporating the new uncooled detector technology will require the Company to commit significant resources to manage the transition from previous generation products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. Delays in the introduction or shipment of new or enhanced products, the inability of the Company to timely develop and introduce such new products, the failure of such products to gain significant market acceptance, problems associated with new product transitions or the introduction or market acceptance of competing technology that renders the technology used by the Company obsolete or less desirable would have a material adverse effect on the Company's business, financial condition and results of operations.

  Dependence Upon Suppliers; Product Delays. The Company relies on a number of sole source and limited source suppliers to provide certain key components for its products. In particular, the Company, through its subsidiary, AGEMA, has entered into a supply contract with Lockheed Martin Corporation IR Imaging Systems ("Lockheed Martin") for the supply of uncooled detectors for integration into the AGEMA line of products. Lockheed Martin is currently the only producer of uncooled detectors capable of being used in radiometric applications that is manufacturing such detectors in volume. Subject to certain exceptions, the contract provides AGEMA with the exclusive right to purchase uncooled detectors for use in the commercial thermography market and a limited, nonexclusive right to purchase uncooled detectors for use in the government market. Under the contract, AGEMA has the corresponding obligation to purchase uncooled detectors solely from Lockheed Martin. Currently, the AGEMA 570 and the ThermoVision are the only products of the Company that use uncooled detectors supplied by Lockheed Martin. However, the Company intends in the future to use uncooled detectors supplied by Lockheed Martin in other handheld products or ground based security products, such as the AGEMA 1000. While the contract provides for the delivery of a fixed number of uncooled detectors on a monthly basis, the delivery schedule may be increased or decreased by AGEMA within certain limits. Based on current and anticipated production levels and supply requirements, the Company expects that the contract will continue through the fourth quarter of 1999 or the first quarter of 2000.

  The Company has in the past, and may in the future, experience delays in receiving adequate supplies of sole and limited source components. If Lockheed Martin or any other significant sole or limited source supplier were to become unable or unwilling to continue to provide critical components in required volumes, the Company's ability to manufacture products incorporating such components would be disrupted unless the Company could identify and qualify acceptable replacement components or redesign such products with different components. No assurance can be given that additional sources would be available to the Company or that product redesign would be feasible on a timely basis or at acceptable costs. Specifically, no assurance can be given that, upon expiration of the current supply contract with Lockheed Martin, the Company will be able to successfully negotiate a new contract with Lockheed Martin for the supply of uncooled detectors on an exclusive basis or at all, or that the Company will be able to identify another source of uncooled detectors. A significant amount of the Company's revenue is expected to be derived from the sale of the AGEMA 570. Accordingly, any failure of the Company to renew the contract or identify another source of uncooled detectors would have a material adverse effect on the Company's business, financial condition and results of operations. Further, any extended interruption in the supply of sole or limited source components would have a material adverse effect on the Company's business, financial condition and results of operations.

  Competition. Competition in the market for thermal imaging equipment is significant. The Company believes that the principal competitive factors in its market are performance, cost, customer service, product reputation and effective marketing and sales efforts. In addition, the Company believes that the speed with which companies can identify new applications for thermal imaging, develop products to meet those needs and supply commercial quantities to the market are important competitive factors. Many of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's products compete indirectly with numerous other products, such as image intensifiers and low-light cameras, for limited military and governmental funds. As the markets for the Company's products expand, the Company expects that additional competition will emerge and that existing competitors may commit more resources to the markets addressed by the Company. To remain competitive, the Company must continue to invest in and focus upon research and development and product innovation. There can be no assurance that the Company will be successful in such efforts. No assurance can be given that the Company will be able to compete effectively in the future. See "Business--Competition."

  Dependence Upon Key Personnel. The Company's success depends in part upon the continued service of its senior management. The Company's success is also dependent upon its ability to attract and retain qualified technical and sales personnel. Significant competition exists for such personnel and there can be no assurance that the Company can retain its key technical and sales personnel or that it will be able to attract, assimilate and retain such other highly qualified technical and sales personnel as may be required in the future. There can be no assurance that employees will not leave the Company and subsequently compete against the Company. The Company does not maintain key man life insurance on any of its employees. If the Company is unable to attract and retain key personnel, its business, financial condition and results of operations could be adversely affected. See "Management."

  Risks of Government Business. A substantial portion of the Company's revenue is derived from sales to agencies of the U.S. Government. For the year ended December 31, 1997, no sales to a single agency of the U.S. Government accounted for more than 10% of the Company's revenue, but aggregate sales to the U.S. Government and its agencies accounted for 21% of the Company's revenue. Although the agencies of the U.S. Government to which the Company sells its products may change from year to year, the Company's business will continue to be substantially dependent upon purchases by the U.S. Government. The Company's sales to the U.S. or foreign governments could be adversely impacted by governmental spending cuts, general budgetary constraints, and complex and competitive governmental procurement processes. While most of the Company's sales are not made for defense applications, reductions in the defense budgets of the U.S. and foreign governments could adversely affect the ability of these customers to buy the Company's products for both public safety and defense applications. Moreover, a significant reduction in purchases of thermal imaging systems for defense applications could result in certain of the Company's competitors committing more attention and resources to non-defense applications, thereby exposing the Company to greater competitive pressures in its primary markets. Further, the competitive bid process for many governmental contracts may result in sales with lower gross margins, which may adversely affect gross profit percentages. A significant decline in the Company's sales to U.S. or foreign governments for any reason would have a material adverse effect on the Company's business, financial condition and results of operations.

  Collection of Accounts Receivable. The Company generally experiences high receivables due to long payment cycles for U.S. Government and international sales and long payment terms for certain customers. In addition, because of the high unit prices of the Company's products, receivables due from individual customers may be substantial at any given time and the uncollectibility of a single large receivable could adversely impact the Company's liquidity. The Company's receivables levels relative to its cash from operations may result from time to time in liquidity deficiencies, which may necessitate increased levels of financing by the Company. The Company's accounts receivable at March 31, 1998 amounted to $47.6 million. Although the Company has established reserves for uncollectable accounts, if such reserves prove to be inadequate because of the uncollectibility of one or more large receivables, the Company's business, financial condition and results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Customer Concentration. Although the Company does not typically have continuing customers (other than the U.S. Government in the aggregate) whose purchases constitute more than 10% of annual revenue, the Company may from time to time have purchase commitments from customers which, if completed within a given year, would constitute more than 10% of revenue in that year. The loss of any such customer or the failure of any such customer to complete such purchases could have a material adverse effect on the Company's business, financial condition and results of operations.

  International Sales and Operations. Sales to customers outside of the United States accounted for approximately 46%, 32% and 47% of the Company's revenue in 1995, 1996 and 1997, respectively, and approximately 46% of the Company's revenue for the three months ended March 31, 1998. The Company anticipates that international sales will continue to account for a significant portion of revenue, particularly as a result of the AGEMA acquisition. Historically, currency fluctuations have had little impact on revenue realization. However, since the Company seeks to reduce its exposure to currency fluctuations by denominating the majority of its international sales in U.S. dollars, a decrease in the value of foreign currencies relative to the U.S. dollar could make the Company's products less price-competitive. With the recent acquisition of AGEMA contributing a significant volume of sales denominated in foreign currencies, the Company has increased exposure to foreign exchange fluctuations and changing dynamics of foreign competitiveness based on variations in the value of the U.S. dollar relative to other currencies. The Company typically experiences longer payment cycles on its international sales, which can have an adverse impact upon the Company's liquidity. In addition, a substantial portion of the Company's operations are conducted outside the United States, particularly in Sweden. International sales and operations may be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, labor union activities, changes in tariffs and taxes, difficulties in staffing and managing international operations, and general economic conditions. No assurance can be given that these factors will not have a material adverse effect on the Company's future international sales and operations and, consequently, on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Management of Growth. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational, financial and other resources. As of March 31, 1998, the Company had grown to 650 employees. The Company expects that continued hiring of new personnel will be required to support its business. The Company's future success will depend, in part, upon its ability to manage its growth effectively, which will require that the Company continue to implement and improve its operational, administrative and financial and accounting systems and controls and to expand, train and manage its employee base. The Company has begun installation of a new Company-wide enterprise resource planning hardware and software system. However, no assurance can be given that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to exploit the markets for the Company's products. If the Company is unable to manage growth effectively, the Company's business, financial condition and results of operations may be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Risks Associated with Recent Acquisition; Potential Future Acquisitions. In December 1997, the Company completed the acquisition of AGEMA, the operations of which are conducted principally in Sweden. The integration of acquired businesses, product lines and technologies is typically difficult, time consuming and subject to a number of inherent risks. The integration of product lines (including AGEMA's) requires the coordination of the research and development, manufacturing, sales, marketing and service efforts between the Company and the acquired businesses. The diversion of the attention of management and any difficulties encountered in the transition process could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the process of assimilating and managing acquisitions can cause the interruption of, or a loss of momentum in, the existing activities of the Company's business, which could have a material adverse effect on the Company's business, financial condition and results of operations. In the case of the AGEMA acquisition, the difficulties of assimilation may be increased by the need to coordinate geographically separate organizations, integrate personnel with disparate business backgrounds and languages and combine two different corporate cultures. Because the AGEMA acquisition occurred so recently, the Company has had limited experience managing the operations of AGEMA. Future acquisitions by the Company may result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of the operations, products and personnel of the acquired businesses. Future acquisitions by the Company have the potential to result in dilutive issuances of equity securities, the incurrence of debt and amortization expenses related to goodwill and other intangible assets. While there are currently no such acquisitions planned or being negotiated, Company management frequently evaluates the strategic opportunities available to it and may in the near or long term pursue acquisitions of complementary businesses, product lines or technologies. See "Business--Strategy." As a result of the foregoing, no assurance can be given that the Company will realize the anticipated benefits of any acquisition or that any such acquisition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on Proprietary Technology. The Company's ability to compete successfully and achieve future revenue growth will depend in part on its ability to protect its proprietary technology and operate without infringing the rights of others. The Company relies on a combination of patent, trademark and trade secret laws, confidentiality agreements and contractual provisions to protect its proprietary rights. However, the Company believes that its historical success has been primarily a function of other competitive advantages such as the skill and experience of its employees, its worldwide, multichannel sales, distribution and servicing network and its name recognition and quality products. Although the Company currently holds United States patents covering certain aspects of its technologies, there can be no assurance that the Company will obtain additional patents or trademarks on its technology, products and trade names or that its patents or trademarks will be sufficiently broad to protect the Company's proprietary rights and will not be challenged or circumvented by competitors. Likewise, there can be no assurance that measures that the Company takes to protect its proprietary rights will be adequate to deter their misappropriation or disclosure. Any failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, because intellectual property does not necessarily represent a barrier to entry into the thermal imaging industry, there can be no assurance that the Company will be able to maintain its competitive advantage or that competitors will not develop capabilities equal or superior to that of the Company.

  Concentration of Ownership. Following the offering, Spectra-Physics AB, the former parent company of AGEMA, and its affiliates ("Spectra") will beneficially own approximately 36% of the outstanding shares of Common Stock. In addition, three members of the Company's Board of Directors are designees of Spectra. The Company is obligated to use its reasonable best efforts to cause the number of Spectra designees on the Company's Board to be maintained at three so long as Spectra owns 30% or more of the outstanding shares of Common Stock. The number of Spectra designees on the Company's Board will be reduced if Spectra's ownership of Common Stock is reduced below that level. By virtue of its stock ownership position and Board representation, Spectra and its affiliates will be able to significantly influence the direction and policies of the Company, the election of the Company's Board of Directors and the outcome of any other matter requiring shareholder approval, including any merger, consolidation, sale of substantially all of the assets of the Company or other change of control transaction. There is no cumulative voting in the election of directors. See "Principal and Selling Shareholders."

  Shares Eligible for Future Sale. Upon completion of this offering, the Company will have outstanding 11,513,795 shares of Common Stock, of which 7,139,346 shares will be freely tradeable without restriction. Approximately 212,449 shares will become eligible for sale in the public market beginning 90 days after the date of this Prospectus upon expiration of resale restrictions contained in agreements between the holders of the shares and the Underwriters. In addition, the 4,162,000 shares of Common Stock owned by Spectra will become eligible for sale in the public market on December 2, 1998, the date when resale restrictions contained in an agreement between Spectra and the Underwriters expire and such shares become eligible for sale pursuant to Rule 144 under the Securities Act. Spectra also has certain registration rights that will allow it to cause the Company to register for resale all or a portion of the Common Stock owned by it at any time after December 1, 1998. The Company has reserved 3,501,573 shares of Common Stock for issuance pursuant to the Company's stock option plans. Of this amount, 1,313,832 shares were subject to outstanding options as of March 31, 1998. Future sales of a substantial number of shares of Common Stock in the public market or the prospect of such sales could adversely affect the market price for the Common Stock. See "Underwriting."

  Product Defects; Product Liability. In the event that any of the Company's products prove defective, the Company may be required to redesign or recall products or pay damages. While the Company has not had a recall to date, a redesign or recall could cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse affect on the Company's business, financial condition and results of operations. The manufacturing and marketing of the Company's products involve an inherent risk of product liability. The Company has not experienced any product liability claims, but no assurance can be given that it will not experience such claims in the future. Although the Company maintains product liability insurance, there can be no assurance that such coverage will be adequate or that such coverage will continue to be available on terms acceptable to the Company.

  Anti-Takeover Provisions. Certain provisions of the Company's Articles of Incorporation and Bylaws and the Oregon Business Corporation Act (the "OBCA") will have the effect of making it more difficult for a third-party to acquire, or discouraging a third-party from attempting to acquire, control of the Company through either a tender offer or a proxy contest for the election of directors. The Company's Articles of Incorporation contain provisions that (i) classify the Board of Directors into three classes, each of which serves for a three-year term with one class elected each year, (ii) provide that directors may be removed by shareholders only for cause and only upon the vote of 75% of the outstanding shares of Common Stock, and (iii) permit the Board of Directors to issue Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers and all other rights and preferences of any such series, without any further vote or action by the shareholders of the Company. These provisions, together with certain provisions of the OBCA, may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest or the election of a majority of the Board of Directors and may deter any potential unfriendly offers or other efforts to obtain control of the Company, thereby depriving the Company's shareholders of opportunities to realize a premium for their Common Stock and could make removal of incumbent directors more difficult.

  Possible Volatility of Stock Price. The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors, including, for example, new product announcements or changes in product prices by the Company or its competitors, technological innovations and military or government budget developments in the United States and other countries. Due to the foregoing and other factors, it is possible that in future quarters the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be adversely affected. In addition, the stock market, which has recently been at or near historic highs, has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of such companies. In the past, following periods of volatility in the market price of a company's securities, security class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, financial condition and results of operations.

  Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st Century dates from 20th Century dates. As a result, computer systems and software used by many companies, including customers and suppliers of the Company, may need to be upgraded to comply with such "Year 2000" requirements. The internal manufacturing systems acquired by the Company in connection with its acquisition of AGEMA are not Year 2000 compliant. The Company has begun installation of new enterprise software and hardware that will correct this deficiency. However, there can be no assurance that the solution will be adequately implemented in a timely manner or that the implementation process will not adversely affect the Company's business, financial condition and results of operations. The Company is also taking steps to confirm that the systems of its suppliers are Year 2000 compliant and to determine whether the failure of such compliance would have a material adverse effect on the Company's business, financial condition and results of operations. Failure to provide Year 2000 compliant business solutions to the Company's customers could also have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company believes that the purchasing patterns of customers and potential customers may be affected by Year 2000 issues as companies expend significant resources to correct or patch their current software systems for Year 2000 compliance. These expenditures may result in a reduction in funds available to purchase products and services such as those offered by the Company, which could result in a material adverse effect on the Company's business, financial condition and results of operations.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,638,630 shares of Common Stock offered by the Company hereby at an assumed public offering price of $19.00 per share are estimated to be $28,872,000 ($35,360,000, if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds from this offering: (i) to repay in full a payable to a related party, which had an outstanding balance of $5,031,000 at March 31, 1998, and (ii) to repay outstanding indebtedness under one of the Company's lines of credit (the "Line of Credit") incurred to finance the Company's working capital, which had an outstanding balance of $28,525,000 at March 31, 1998, bears interest at a rate of 7.4% and is up for renewal on August 1, 1998. The payable to a related party, which represents indebtedness of AGEMA to Spectra that was assumed by the Company in connection with the Company's acquisition of AGEMA, bears interest at a rate of 5.95% and is due in full on June 30, 1998. Pending the application of the net proceeds as described above, the net proceeds from this offering will be invested in short-term interest-bearing, investment grade securities. The Company will not receive any part of the proceeds from the sale of shares by the Selling Shareholders.

  The repayment of currently outstanding indebtedness will generate additional borrowing capacity which may be used by the Company for strategic acquisitions of other businesses, product lines and technologies that are complementary to those of the Company. No such acquisitions are planned or being negotiated as of the date of this Prospectus, and no portion of the net proceeds or additional borrowing capacity has been allocated for any specific acquisition.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is quoted on the Nasdaq National Market under the symbol FLIR. The following table sets forth, for the periods indicated, the high and low sale price for the Company's Common Stock as reported by the Nasdaq National Market.

                                                                   HIGH   LOW
                                                                  ------ ------
     Year Ended December 31, 1996
       First Quarter............................................. $14.38 $10.00
       Second Quarter............................................  16.25  10.50
       Third Quarter.............................................  15.25  11.75
       Fourth Quarter............................................  14.50  12.75
     Year Ended December 31, 1997
       First Quarter.............................................  17.75  13.25
       Second Quarter............................................  17.75  14.75
       Third Quarter.............................................  22.00  15.75
       Fourth Quarter............................................  22.00  17.50
     Year Ending December 31, 1998
       First Quarter.............................................  20.63  16.75
       Second Quarter (through 6/8/98)...........................  21.75  18.44

  On June 8, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $19.00 per share. As of March 31, 1998, there were approximately 400 holders of record of the Common Stock and 9,875,165 shares outstanding.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its capital stock. The Company currently expects that it will retain its future earnings for use in the operation and expansion of its business and does not anticipate declaring or paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth the actual short-term debt and capitalization of the Company at March 31, 1998 and as adjusted to give effect to the receipt of the estimated net proceeds from the sale of the 1,638,630 shares of Common Stock offered by the Company hereby at an assumed public offering price of $19.00 per share. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                             MARCH 31, 1998
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Short-term debt, including payable to related party...... $ 42,164   $ 13,292
                                                          ========   ========
Long-term debt...........................................    1,537      1,537
                                                          --------   --------
Shareholders' equity:
  Preferred stock, $0.01 par value, 10,000,000 shares
   authorized, no shares issued..........................       --         --
  Common stock, $0.01 par value, 30,000,000 shares
   authorized, 9,875,165 shares issued and outstanding;
   11,513,795 shares issued and outstanding, as adjusted
   (1)...................................................       99        115
  Additional paid-in capital.............................   99,129    127,985
  Accumulated deficit....................................  (22,041)   (22,041)
  Cumulative foreign translation adjustment..............   (1,471)    (1,471)
                                                          --------   --------
    Total shareholders' equity...........................   75,716    104,588
                                                          --------   --------
     Total capitalization................................ $ 77,253   $106,125
                                                          ========   ========

---------------------
(1) Excludes (i) 1,313,832 shares of Common Stock reserved for issuance upon exercise of stock options outstanding as of March 31, 1998 at a weighted average exercise price of $13.16, and (ii) 2,187,741 shares of Common Stock reserved for future issuance under the Company's stock plans. See Notes 12 and 13 of Notes to the Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein. The consolidated statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996 and 1997 are derived from the consolidated financial statements of the Company, which financial statements have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere in this Prospectus. The consolidated statement of operations data for years ended December 31, 1993 and 1994 and the consolidated balance sheet data as of December 31, 1993, 1994 and 1995 are derived from financial statements of the Company audited by Price Waterhouse LLP that are not included herein. The balance sheet data as of March 31, 1998 and the statement of operations data for the three months ended March 31, 1997 and 1998 are derived from unaudited financial statements included elsewhere herein. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

                                                                             THREE MONTHS
                                                                                 ENDED
                                  YEAR ENDED DECEMBER 31,                      MARCH 31,
                          --------------------------------------------     ------------------
                           1993     1994     1995     1996      1997        1997      1998
                          -------  -------  -------  -------  --------     -------  ---------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenue:
 Government.............  $31,051  $35,805  $33,575  $42,958  $ 48,483     $ 8,403  $  9,914
 Commercial.............    9,082   13,172   16,550   23,059    43,288       7,418    17,785
                          -------  -------  -------  -------  --------     -------  --------
 Total revenue..........   40,133   48,977   50,125   66,017    91,771      15,821    27,699
Cost of goods sold......   19,103   23,813   22,724   30,415    58,507 (1)   7,529    12,500
                          -------  -------  -------  -------  --------     -------  --------
 Gross profit...........   21,030   25,164   27,401   35,602    33,264       8,292    15,199
Operating expenses:
 Research and
  development...........    7,044    7,588    7,786    9,485    11,814       2,776     5,284
 Selling and other
  operating costs.......   10,358   12,353   14,656   18,999    26,551       5,087     8,818
 Combination costs......       --       --       --       --    36,450 (1)      --        --
                          -------  -------  -------  -------  --------     -------  --------
 Total operating
  expenses..............   17,402   19,941   22,442   28,484    74,815       7,863    14,102
Earnings (loss) from op-
 erations...............    3,628    5,223    4,959    7,118   (41,551)(1)     429     1,097
Interest income.........      138      705      226       44       182           6       286
Interest expense and
 other..................     (170)    (172)    (795)    (819)   (2,103)       (312)     (972)
                          -------  -------  -------  -------  --------     -------  --------
Earnings (loss) before
 income taxes...........    3,596    5,756    4,390    6,343   (43,472)        123       411
Income tax provision
 (benefit)..............      405      570      523    1,251   (12,884)         32       121
                          -------  -------  -------  -------  --------     -------  --------
Net earnings (loss).....  $ 3,191  $ 5,186  $ 3,867  $ 5,092  $(30,588)(1) $    91  $    290
                          =======  =======  =======  =======  ========     =======  ========
Net earnings (loss) per
 share(2):
 Basic..................  $  0.70  $  1.01  $  0.74  $  0.95  $  (5.23)    $  0.02  $   0.03
                          =======  =======  =======  =======  ========     =======  ========
 Diluted................  $  0.66  $  0.95  $  0.70  $  0.91  $  (5.23)    $  0.02  $   0.03
                          =======  =======  =======  =======  ========     =======  ========
Weighted average shares
 outstanding(2):
 Basic..................    4,537    5,149    5,246    5,361     5,843       5,424     9,799
                          =======  =======  =======  =======  ========     =======  ========
 Diluted................    4,828    5,436    5,523    5,624     5,843       5,748    10,222
                          =======  =======  =======  =======  ========     =======  ========
                                        DECEMBER 31,
                          --------------------------------------------              MARCH 31,
                           1993     1994     1995     1996      1997                  1998
                          -------  -------  -------  -------  --------              ---------
                                                (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital.........  $31,610  $35,573  $37,884  $44,190  $ 26,567              $ 25,892
Total assets............   40,385   49,269   56,918   75,104   153,857               150,979
Short-term debt,
 including payable to
 related parties........      642      761    2,764    7,870    38,059                42,164
Long-term debt,
 excluding current
 portion................    1,167    1,209    1,175    5,173     1,679                 1,537
Total shareholders'
 equity.................   33,046   39,162   43,470   49,971    75,189                75,716

---------------------
(1) In connection with the acquisition of AGEMA, which was effective on December 1, 1997, the Company recorded a one-time charge of $52.5 million. The write-off consisted of $36.4 million of in-process research and development and acquisition-related costs, which were included as a separate line in operating expenses, and $16.1 million of inventories due to the creation of duplicative product lines, which was included in cost of goods sold.

(2) See Note 1 of Notes to the Consolidated Financial Statements for an explanation of the determination of shares used in computing net earnings
    (loss) per share.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein.

OVERVIEW

  FLIR Systems, Inc., founded in 1978, is a world leader in the design, manufacture and marketing of thermal imaging and broadcast camera systems for a wide variety of commercial and government applications, including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, federal drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground based security.

  The Company's business is organized around two principal markets, commercial and government. Historically, a majority of the Company's revenue has been derived primarily from government sales, which accounted for 52.8% and 35.8%, respectively, of the Company's revenue for the year ended December 31, 1997 and the three months ended March 31, 1998. However, the Company is shifting its product mix in favor of commercial applications, which accounted for 47.2% and 64.2%, respectively, of the Company's revenue for the year ended December 31, 1997 and the three months ended March 31, 1998. The Company seeks to enhance its state-of-the-art products within existing commercial and government markets, as well as develop products for new market opportunities that use advanced thermal imaging technology such as new uncooled detector technology that operates at room temperature, allowing for less expensive, smaller, lighter systems, requiring less power to operate. Additionally, the Company has developed higher margin software analysis tools that enhance the capability and customization of the Company's products. As hardware prices decline, the sophistication of image analysis software and the incremental functionality provided by such analysis tools are expected to become a more critical component of customers' purchasing decisions.

  Effective December 1, 1997, the Company acquired AGEMA, headquartered in Stockholm, Sweden, the world leader in the design, manufacture and marketing of handheld infrared cameras for detecting and measuring temperature differences for a wide variety of commercial and research applications. This acquisition increased the Company's worldwide commercial thermal imaging market share, enabled the Company to expand its product development efforts through the elimination of duplicative research and development programs, created an extensive international sales and marketing organization and allowed the Company to more efficiently focus its manufacturing operations. AGEMA reported revenue of $52.4 million for the year ended December 31, 1997. However, as the acquisition was accounted for as a purchase, the Company's Consolidated Statement of Operations only include AGEMA's results for the month of December 1997.

  The acquisition was accomplished through the issuance of 4,162,000 shares of Common Stock, valued at $54.1 million, to Spectra, AGEMA's parent company, in exchange for all the outstanding shares of AGEMA stock. In conjunction with the acquisition, during the quarter ended December 31, 1997, the Company recognized a one-time charge of $52.5 million. The write-off consisted of $36.4 million of in-process research and development and acquisition-related costs, which were included as a separate line item in operating expenses, and $16.1 million of inventories due to the creation of duplicative product lines, which were included in cost of goods sold. In addition, the Company expects to amortize a total of approximately $17.7 million in intangible assets over periods ranging from 15 to 17 years. The Company has divided production responsibilities between its primary facilities, with handheld and ground based products manufactured in Stockholm and government and airborne observation and broadcast products manufactured in Portland.

  Sales to customers outside of the United States accounted for approximately 46%, 32% and 47% of the Company's revenue in 1995, 1996 and 1997, respectively, and approximately 46% of the Company's revenue for the three months ended March 31, 1998. The Company anticipates that international sales will continue to account for a significant portion of revenue, particularly as a result of the AGEMA acquisition. Historically, currency fluctuations have had little impact on revenue realization. However, since the Company seeks to reduce its exposure to currency fluctuations by denominating the majority of its international sales in U.S. dollars, a decrease in the value of foreign currencies relative to the U.S. dollar could make the Company's products less price-competitive. With the recent acquisition of AGEMA contributing a significant volume of sales denominated in foreign currencies, the Company has increased exposure to foreign exchange fluctuations and changing dynamics of foreign competitiveness based on variations in the value of the U.S. dollar relative to other currencies. The Company typically experiences longer payment cycles on its international sales, which can have an adverse impact upon the Company's liquidity. In addition, a substantial portion of the Company's operations are conducted outside the United States, particularly in Sweden. International sales and operations may be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, labor union activities, changes in tariffs and taxes, difficulties in staffing and managing international operations, and general economic conditions.

  The Company experiences fluctuations in orders and sales due to seasonal fluctuations and customer sales cycles. Revenue in the fourth quarter of each year generally has been significantly higher than any other quarter in that year and the first, and in some cases, the second quarter of the following year, due to the seasonal pattern of contracting by the U.S. and certain foreign governments, the frequent requirement by international customers to take delivery of equipment prior to the end of December due to funding considerations, and the tendency of commercial enterprises to fully utilize yearly capital budgets prior to expiration. In addition, a significant portion of the Company's quarterly sales have historically occurred in the last month of each quarter, with sales frequently concentrated in the last week or days of the quarter. Such events are likely to continue to result in substantial fluctuations in quarterly results in the future. As a result of such quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain consolidated statement of operations data expressed as a percentage of revenue:

                                                PERCENTAGE OF REVENUE
                                         ---------------------------------------
                                                                   THREE MONTHS
                                               YEAR ENDED              ENDED
                                              DECEMBER 31,           MARCH 31,
                                         ----------------------    -------------
                                          1995   1996    1997       1997   1998
                                         ------ ------ --------    ------ ------
Revenue:
 Government.............................  67.0%  65.1%  52.8%       53.1%  35.8%
 Commercial.............................  33.0   34.9   47.2        46.9   64.2
                                         ------ ------ --------    ------ ------
  Total revenue......................... 100.0  100.0  100.0       100.0  100.0
Cost of goods sold......................  45.3   46.1   63.8 (1)    47.6   45.1
                                         ------ ------ --------    ------ ------
  Gross profit..........................  54.7   53.9   36.2 (1)    52.4   54.9
Operating expenses:
 Research and development...............  15.5   14.4   12.9        17.5   19.1
 Selling and other operating costs......  29.3   28.8   28.9        32.2   31.8
 Combination costs......................    --     --   39.7          --     --
                                         ------ ------ --------    ------ ------
  Total operating expenses..............  44.8   43.2   81.5        49.7   50.9
  Earnings (loss) from operations.......   9.9   10.7  (45.3)  (1)   2.7    4.0
Interest income.........................   0.5    0.1    0.2          --    1.0
Interest expense and other..............  (1.6)  (1.2)  (2.3)       (1.9)  (3.5)
                                         ------ ------ --------    ------ ------
  Earnings (loss) before income taxes...   8.8    9.6  (47.4)        0.8    1.5
Income tax provision (benefit)..........   1.0    1.9  (14.0)        0.2    0.4
                                         ------ ------ --------    ------ ------
Net earnings (loss).....................   7.8%   7.7% (33.4)%(1)    0.6%   1.1%
                                         ====== ====== ========    ====== ======

---------------------
(1) Excluding the one-time charge of $52.5 million in connection with the acquisition of AGEMA, cost of goods sold, gross profit, earnings (loss) from operations and net earnings (loss) in 1997 would have been 46.2%, 53.8%, 12.0% and 7.5%, respectively.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1998 AND 1997

  Revenue. The Company's revenue for the three months ended March 31, 1998 increased 75.1%, from $15.8 million in the first quarter of 1997 to $27.7 million in the first quarter of 1998. Commercial revenue continued to show significant growth increasing 139.8% from $7.4 million in the first quarter of 1997 to $17.8 million in the first quarter of 1998. The inclusion of revenue from AGEMA and increased sales of airborne observation and broadcast systems were the principal contributors to the growth in commercial revenue. Revenue from the sale of systems to the government market increased 18.0%, from $8.4 million in the first quarter of 1997 to $9.9 million in the first quarter of 1998. This growth was primarily due to the inclusion of revenue from the sales of the AGEMA 1000, a ground based surveillance infrared imager.

  As a result of the acquisition of AGEMA in December of 1997, sales of the Company's commercial products accounted for the majority of the Company's total revenue. As a percentage of total revenue for the quarter ended March 31, 1998, revenue from the sale of imaging systems to the government market constituted 35.8% and revenue from the sale of commercial imaging systems constituted 64.2%, compared to 53.1% for the government market and 46.9% for the commercial market for the first quarter of 1997.

  Revenue from sales outside the United States increased as a percentage of total revenue from approximately 34.2% to approximately 45.8% for the quarters ended March 31, 1997 and 1998, respectively. This increase was principally due to increased deliveries of commercial products in Europe as a result of the AGEMA acquisition.

  Gross profit. Gross profit as a percentage of revenue increased slightly from 52.4% in the first quarter of 1997 to 54.9% in the first quarter of 1998. The increase in gross profit as a percentage of revenue was principally attributable to the higher proportion of total revenue derived from the sale of commercial products which, as a result of the favorable cost structure of the AGEMA commercial products, now generally exceed those margins experienced from the sale of imaging systems to the government market.

  Research and development. Research and development expense as a percentage of revenue increased from 17.5% to 19.1% for the three months ended March 31, 1997 and 1998, respectively. In absolute dollar terms, research and development expense increased from $2.8 million in the first quarter of 1997 to $5.3 million in the first quarter of 1998, primarily due to the inclusion of research and development expenses of AGEMA, increased engineering efforts related to the introduction of the ULTRA 6000 as well as on-going product development and product enhancement efforts. The overall level of research and development expense reflects the continued emphasis on product development and new product introductions. Due to the timing of revenue during the year, research and development expense as a percentage of revenue is typically higher in the first quarter than on a full year basis.

  Selling and other operating costs. Selling and other operating costs as a percentage of revenue decreased slightly from 32.2% in the first quarter of 1997 to 31.8% in the first quarter of 1998. In absolute dollar terms, selling and other operating costs increased from $5.1 million to $8.8 million for the quarters ended March 31, 1997 and 1998, respectively. The increase in absolute dollar terms was due to the inclusion of AGEMA's operations, costs associated with increased revenue during the quarter (primarily commissions), costs related to increased personnel and the inclusion of amortization of the patents and the excess of the purchase price over net assets acquired related to the acquisition of AGEMA. Such amortization amounted to $288,000 for the quarter ended March 31, 1998.

  Interest expense and other. Interest expense and other includes costs related to short-term and long-term debt, capital lease obligations, transaction gains and losses and miscellaneous bank charges. The increase from $312,000 in the first quarter of 1997 to $972,000 for the quarter ended March 31, 1998 was primarily due to increased short-term debt as a result of increased working capital needs during the quarter.

  Income taxes. The provision for income taxes for the quarter ended March 31, 1998 resulted in an effective tax rate of 29.4% compared to 26.0% for the quarter ended March 31, 1997. The increase in the effective tax rate was primarily due to limitations on the timing and recognition of the Company's net operating loss carryforwards and tax credits. The effective tax rate remained substantially below statutory rates due to utilization of net operating loss carryforwards, various tax credits and benefits from the favorable tax treatment of international revenue.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

  Revenue. Revenue increased 39.0%, from $66.0 million in 1996 to $91.8 million in 1997. Revenue from the sale of thermal imaging systems to the government market increased 12.9%, from $43.0 million in 1996 to $48.5 million in 1997. This increase was primarily attributable to continued robust sales of the SAFIRE thermal imaging system and increased deliveries to international customers, which typically have a higher sales price than domestic orders. Additionally, revenue from the sale of products manufactured by the Company's United Kingdom subsidiary increased during 1997. Commercial revenue increased 87.7%, from $23.1 million in 1996 to $43.3 million in 1997. This improvement was principally attributable to increased sales of the UltraMedia, the Company's airborne camera system for the airborne observation and broadcast market segment, which aggregated $12.2 million in 1997 compared to $6.3 million in 1996, further production and deliveries of the Company's handheld imaging systems, which aggregated $10.9 million in 1997 compared to $4.7 million in 1996, higher international sales, and the one month contribution from AGEMA's operations which aggregated $9.4 million.

  Revenue increased 31.7%, from $50.1 million in 1995 to $66.0 million in 1996. Revenue in 1996 from the sale of thermal imaging systems to the government market increased 27.9%, from $33.6 million in 1995 to $43.0 million in 1996. This increase was primarily due to increased sales of the SAFIRE thermal imaging system, principally to the U.S. Marine Corps and the U.S. Air Force. Commercial revenue increased 39.3%, from $16.6 million in 1995 to $23.1 million in 1996. This improvement was principally attributable to the inclusion of revenue from sales of the Company's airborne observation and broadcast products, primarily the UltraMedia which was introduced in April 1996.

  The Company has continued to benefit from its significant investment in developing worldwide sales and distribution channels. The majority of the Company's revenue outside the United States is from Europe. International revenue increased from $21.2 million in 1996 to $43.3 million in 1997 and accounted for approximately 47.2% of the Company's revenue in 1997, an increase from the 32.0% experienced in 1996 and the 46.0% experienced in 1995. The increase in absolute dollars and as a percentage of revenue in 1997 was primarily due to increased shipments under the terms of existing international contracts, decreased shipments to U.S. government customers, principally the U.S. Marine Corps, and the inclusion of one month of AGEMA revenue which was primarily international.

  Gross profit. As a percentage of revenue, gross profit decreased from 53.9% in 1996 to 36.2% in 1997, primarily due to the $16.1 million write-off of duplicative inventories related to the AGEMA acquisition which were included in cost of goods sold in 1997. Exclusive of this write-off, gross margin remained relatively consistent at 53.8% for 1997 compared to 53.9% in 1996. The gross margin remained relatively consistent due to an increase in higher margin international sales and a decrease in sales to the U.S. Government which aggregated $19.0 million in 1997 compared to $26.5 million in 1996 and which typically have lower margins than other sales to the government market. This increase was mitigated by the increased proportion of sales of certain of the Company's commercial products which had slightly lower margins than government products. Gross profit decreased as a percentage of revenue from 54.7% in 1995 to 53.9% in 1996, primarily due to the lower percentage of higher margin international sales in 1996 and increased sales to the U.S. Government.

  Research and development. Research and development expense increased 24.6%, from $9.5 million in 1996 to $11.8 million in 1997, and increased 21.8%, from $7.8 million in 1995 to $9.5 million in 1996. As a percentage of revenue, research and development expense decreased from 14.4% in 1996 to 12.9% in 1997 and decreased from 15.5% in 1995 to 14.4% in 1996. The increase in research and development expense, in absolute dollar terms, was attributable to increased research and development activities related to the introduction of the UltraMedia-RS, the ULTRA 6000 and the Tracer, as well as to on-going product enhancements. Further impacting research and development expense was the reclassification of development costs directly associated with engineering revenue as cost of goods sold rather than research and development expenses. Such costs amounted to $800,000, $200,000 and $425,000 in 1997, 1996 and 1995,
respectively. Without these reclassifications, research and development expense as a percentage of revenue would have been 13.7%, 14.7% and 16.4% in 1997, 1996 and 1995, respectively, reflecting the fact that a large percentage of research and development expense is fixed in nature.

  Selling and other operating costs. Selling and other operating costs increased 39.7%, from $19.0 million in 1996 to $26.6 million in 1997, and increased 29.6%, from $14.7 million in 1995 to $19.0 million in 1996. Selling and other operating costs as a percentage of revenue remained relatively consistent at 28.8% in 1996 and 28.9% in 1997, and decreased slightly from 29.3% in 1995 to 28.8% in 1996. This increase, in absolute dollar terms, was primarily due to costs associated with increased revenue, particularly the increase in international sales, expenses related to the expanded operations of the Company's United Kingdom facility and to increased personnel. Further, the Company has continued to expand and strengthen the direct sales and marketing staff.

  Interest expense and other. Interest expense and other includes costs related to short-term and long-term debt, capital lease obligations and miscellaneous bank charges and expenses. The increase from $819,000 in 1996 to $2.1 million in 1997 was primarily due to increased short-term and long-term debt as a result of increased working capital needs discussed below. The increase from $795,000 in 1995 ($195,000 exclusive of the one-time costs associated with the acquisition of Optimas Corporation ("Optimas," now known as FSI Automation, Inc.) to $819,000 in 1996 was due to the one-time costs associated with the acquisition of Optimas. Such acquisition expenses aggregated approximately $600,000.

  Income taxes. The Company's effective income tax rates for 1997, 1996 and 1995 were 29.6%, 19.7% and 11.9%, respectively. The effective tax rates were substantially below the statutory rate as the Company was able to realize the benefits of a portion of its net operating loss carryforwards and existing tax credits. Additionally, the Company recognized a net deferred tax asset of $14.7 million, $400,000 and $950,000 in 1997, 1996 and 1995, respectively, under the recognition criteria of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." The $14.7 million deferred tax asset recognized in 1997 relates primarily to the $52.5 million write-off in conjunction with the AGEMA acquisition. The current portion of income tax expense consists of state, federal and foreign income taxes, as the utilization of net operating loss carryforwards and existing tax credits was limited.

  At December 31, 1997, the Company had net operating loss carryforwards aggregating $9.3 million, which expire in the years 2005 through 2012. Utilization of the Company's acquired net operating loss carryforwards from Optimas is limited to future earnings of Optimas and further limited to approximately $350,000 per year, as Optimas experienced a cumulative change in ownership of more than 50% within a three-year period. Additionally, the Company has various tax credits available aggregating $1.3 million which expire in the years 1999 through 2012.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth certain unaudited consolidated statement of operations data for the nine quarters ended March 31, 1998, as well as such data expressed as a percentage of the Company's total revenue for the periods indicated. This data has been derived from unaudited consolidated financial statements that, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

                                                            QUARTER ENDED
                          -------------------------------------------------------------------------------------------
                          MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,     MAR. 31,
                            1996      1996      1996      1996      1997      1997      1997      1997         1998
                          --------  --------  --------- --------  --------  --------  --------- --------     --------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
 Government.............  $ 6,479   $ 9,991    $11,913  $14,575   $ 8,403   $10,976    $12,946  $ 16,158     $ 9,914
 Commercial.............    4,757     5,138      6,025    7,139     7,418     8,963     10,969    15,938      17,785
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
 Total revenue..........   11,236    15,129     17,938   21,714    15,821    19,939     23,915    32,096      27,699
Cost of goods sold......    5,244     7,386      8,312    9,473     7,529     8,995     11,130    30,853 (1)  12,500
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
 Gross profit...........    5,992     7,743      9,626   12,241     8,292    10,944     12,785     1,243      15,199
Operating expenses:
 Research and
  development...........    2,117     2,166      2,272    2,930     2,776     2,569      3,187     3,282       5,284
 Selling and other
  operating costs.......    3,736     4,039      4,390    6,834     5,087     5,872      5,930     9,662       8,818
 Combination costs......       --        --         --       --        --        --         --    36,450 (1)      --
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
 Total operating
  expenses..............    5,853     6,205      6,662    9,764     7,863     8,441      9,117    49,394      14,102
Earnings (loss) from
 operations.............      139     1,538      2,964    2,477       429     2,503      3,668   (48,151)(1)   1,097
Interest income.........       29        --          8        7         6        14         32       130         286
Interest expense and
 other..................      (96)     (129)      (259)    (335)     (312)     (560)      (533)     (698)       (972)
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
Earnings (loss) before
 income taxes...........       72     1,409      2,713    2,149       123     1,957      3,167   (48,719)        411
Income tax provision
 (benefit)..............       16       303        592      340        32       507        730   (14,153)        121
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
Net earnings (loss).....  $    56   $ 1,106    $ 2,121  $ 1,809   $    91   $ 1,450    $ 2,437  $(34,566)(1) $   290
                          =======   =======    =======  =======   =======   =======    =======  ========     =======
Net earnings (loss) per
 share:
 Basic..................  $  0.01   $  0.21    $  0.40  $  0.34   $  0.02   $  0.26    $  0.44  $  (4.96)    $  0.03
                          =======   =======    =======  =======   =======   =======    =======  ========     =======
 Diluted................  $  0.01   $  0.20    $  0.38  $  0.32   $  0.02   $  0.25    $  0.41  $  (4.96)(1) $  0.03
                          =======   =======    =======  =======   =======   =======    =======  ========     =======
Weighted average shares
 outstanding:
 Basic..................    5,299     5,325      5,336    5,379     5,424     5,489      5,542     6,969       9,799
                          =======   =======    =======  =======   =======   =======    =======  ========     =======
 Diluted................    5,515     5,602      5,620    5,657     5,748     5,842      5,980     6,969      10,222
                          =======   =======    =======  =======   =======   =======    =======  ========     =======

                                                        PERCENTAGE OF REVENUE
                          -------------------------------------------------------------------------------------------
Revenue:
 Government.............     57.7%     66.0%      66.4%    67.1%     53.1%     55.0%      54.1%     50.3%       35.8%
 Commercial.............     42.3      34.0       33.6     32.9      46.9      45.0       45.9      49.7        64.2
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
 Total revenue..........    100.0     100.0      100.0    100.0     100.0     100.0      100.0     100.0       100.0
Cost of goods sold......     46.7      48.8       46.3     43.6      47.6      45.1       46.5      96.1 (1)    45.1
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
 Gross profit...........     53.3      51.2       53.7     56.4      52.4      54.9       53.5       3.9        54.9
Operating expenses:
 Research and
  development...........     18.8      14.3       12.7     13.5      17.5      12.9       13.3      10.2        19.1
 Selling and other
  operating costs.......     33.3      26.7       24.5     31.5      32.2      29.4       24.8      30.1        31.8
 Combination costs......       --        --         --       --        --        --         --     113.6 (1)      --
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
 Total operating
  expenses..............     52.1      41.0       37.2     45.0      49.7      42.3       38.1     153.9        50.9
Earnings (loss) from
 operations.............      1.2      10.2       16.5     11.4       2.7      12.6       15.4    (150.0)(1)     4.0
Interest income.........      0.3        --         --       --        --        --        0.1       0.4         1.0
Interest expense and
 other..................     (0.9)     (0.9)      (1.4)    (1.5)     (1.9)     (2.8)      (2.2)     (2.2)       (3.5)
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
Earnings (loss) before
 income taxes...........      0.6       9.3       15.1      9.9       0.8       9.8       13.3    (151.8)        1.5
Income tax provision
 (benefit)..............      0.1       2.0        3.3      1.6       0.2       2.5        3.1     (44.1)        0.4
                          -------   -------    -------  -------   -------   -------    -------  --------     -------
Net earnings (loss).....      0.5%      7.3%      11.8%     8.3%      0.6%      7.3%      10.2%   (107.7)%       1.1%
                          =======   =======    =======  =======   =======   =======    =======  ========     =======

---------------------
(1) In connection with the acquisition of AGEMA, which was effective December 1, 1997, the Company recorded a one-time charge of $52.5 million. The write-off consisted of $36.4 million of in-process research and development and acquisition-related costs, which were included as a separate line in operating expenses, and $16.1 million of inventories due to the creation of duplicative product lines, which was included in cost of goods sold. Excluding the one-time charge, net earnings and earnings per diluted share for the quarter ended December 31, 1997, would have been $2.9 million or $0.39 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

  At March 31, 1998, the Company had notes payable net of cash on hand of $26.7 million compared with $20.7 million at December 31, 1997. The increase in notes payable during the three months ended March 31, 1998, was principally caused by increased inventories and payment of accrued payroll and other liabilities, primarily incentive bonuses to employees and commissions to representatives.

  Accounts receivable decreased from $55.5 million at December 31, 1997 to $47.6 million at March 31, 1998. The decrease in receivables was primarily due to the increased percentage of total receivables that represent sales to commercial customers which typically have a shorter collection cycle than sales to government customers.

  Inventories increased from $34.7 million at December 31, 1997 to $38.5 million at March 31, 1998. The increase in inventories was primarily attributable to the higher volume production requirements for the AGEMA 570 and AGEMA 1000 products.

  The Company's investing activities have consisted primarily of the expenditures for fixed assets, which totaled $2.7 million compared to $1.4 million for the quarters ended March 31, 1998 and 1997, respectively. The Company has budgeted approximately $3.0 million related to the replacement of the Company's enterprise resource planning system to integrate worldwide operations and address Year 2000 compliance issues.

  The Company has available a $30.0 million line of credit which bears interest at IBOR plus 1.75% (7.4% at March 31, 1998) secured by all the Company's assets. The Company also has a note payable to the same bank which aggregated $4.3 million at March 31, 1998 and is payable in monthly installments of $123,000 at an interest rate of 7.4%. The loan agreement governing the line of credit and note payable requires the Company to maintain certain financial ratios and restricts the Company from taking certain significant actions, including incurring additional debt or making acquisitions, without the consent of the bank. The line of credit is up for renewal and the note payable is due on August 1, 1998. Additionally, the Company, through one of its subsidiaries, has a 40,000,000 Swedish Krona (approximately $5.0 million) line of credit which bore interest at 4.7% at March 31, 1998. At March 31, 1998, the Company had $32.2 million outstanding under the lines of credit.

  The use of cash by operating activities in the first quarter is consistent with prior years and is primarily due to the increases in inventories and the decrease in accrued liabilities discussed above. The Company believes that its existing cash and available credit facilities and proceeds from this offering together with continuing efforts to expedite the collection of accounts receivable and management of inventory levels will be sufficient to meet its cash requirements for the foreseeable future.

                                   BUSINESS

  The Company is a world leader in the design, manufacture and marketing of thermal imaging and broadcast camera systems for a wide variety of applications in the commercial and government markets. The Company's thermal imaging systems use advanced infrared technologies that detect infrared radiation, or heat, enabling the operator to measure minute temperature differences and to see objects in daylight or total darkness and through obscurants such as smoke, haze and most types of fog. The Company's products can also incorporate visible light cameras, proprietary image analysis software and gyrostabilized gimbal technology. The Company's products come in a variety of configurations such as handheld or ground based systems, or can be mounted on ships, helicopters or fixed-wing aircraft. The Company's products provide state-of-the-art imaging technology coupled with competitive price performance characteristics for existing commercial and government applications including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, federal drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground based security. The Company has also developed innovative new products utilizing advanced uncooled thermal imaging technology, which allows for less expensive, smaller, lighter, solid state systems that require less power to operate. In addition, the Company's product configurations and image analysis software tools increase the Company's ability to provide products tailored to meet individual customer requirements.

INDUSTRY OVERVIEW

  BACKGROUND

  Infrared radiation is light that is not visible because its wavelength is too long to be detected by the human eye. Unlike visible light, infrared radiation is emitted directly by all objects and materials. Thermal imaging systems are used to detect infrared radiation and convert it into an electronic signal, which is then processed and formatted into a video signal and displayed on a monitor. These systems are distinguished from one another by their capability to detect and resolve infrared radiation, the clarity of the image displayed, detection range, system reliability, acquisition cost and adaptability to a variety of customer requirements. Thermal imaging systems, unlike night vision goggles, enable the operator to see objects in total darkness and through obscurants such as smoke, haze and most types of fog. Advanced thermal imaging systems can also detect and measure minute temperature differences, a critical tool for a variety of applications.

  Early applications of thermal imaging technology primarily involved the use of expensive high-resolution systems in military combat applications such as weapons targeting, where performance factors were far more important in the procurement decision than system acquisition cost. A simpler form of the technology was also employed in limited commercial applications such as detection of heat loss from buildings or houses, where system price was more important than sophisticated performance. Consequently, a large group of potential users in both the commercial and government markets did not use thermal imaging technology since available systems either failed to meet their performance requirements or were too expensive.

  An infrared detector, which absorbs infrared radiation and converts it into an electronic signal, is a primary component of thermal imaging systems. Until recently, thermal imaging systems incorporated infrared detectors which needed to be cooled to near absolute zero in order to operate. The cryogenic "coolers" needed for such detectors are expensive components that require greater power consumption and add to the weight, size and overall complexity of the system. Thermal imaging systems that use new "uncooled" detector technology do not require these cooling components but instead operate at room temperature. This feature allows for less expensive, smaller, lighter, solid state systems requiring less power to operate, which in turn are expected to increase the demand for such systems in existing market segments and create demand in new market segments, such as fire fighting and machine vision (a new manufacturing process control application incorporating real-time, fully automated process control solutions). Despite the advantages of uncooled technology, cooled systems should continue to play a significant role in the government markets due to their longer range performance capabilities. Additionally, as hardware prices decline, the sophistication of image analysis software and the incremental functionality provided by such analysis tools are expected to become a more critical component of customers' purchasing decisions.

  MARKETS

  Applications for thermal imaging technology are found in both the commercial and government markets, as described below.

  COMMERCIAL MARKET. The commercial market is comprised of a broad range of thermal imaging applications including condition monitoring, research and development, manufacturing process control and airborne observation and broadcast. This market has evolved from the use of simple heat sensing devices to sophisticated radiometric (temperature measuring) instruments that use a variety of accessories and extensive image analysis software. The increasing emphasis on improving manufacturing productivity and product quality, underscored by the growing importance of quality assurance programs such as International Standards Organization (ISO) 9000 and the increasing complexity of manufacturing processes, has expanded the commercial market. The introduction of uncooled thermal imaging technology has created opportunities to further penetrate existing markets as well as to create demand in new markets that can benefit from the enhanced price and performance characteristics of such technology. The growth of the commercial market has also been driven by increased demand resulting from improvements in hardware functionality, enhanced image analysis software performance and declining hardware prices.

  The commercial market is comprised of the following market segments:

  Condition Monitoring. Thermal imaging systems are used in condition monitoring applications to improve productivity by detecting the location of equipment faults so they can be corrected before leading to catastrophic failures or major equipment damage, thereby enabling companies to significantly reduce operating expenses by lowering repair costs and reducing downtime. Additionally, improved functionality of image analysis software, longer battery operation and simplicity of system operation are critical factors for these applications. Specific condition monitoring applications include locating and repairing defective power transmission components or electrical connections, predicting the end of life of bearings in rotating machinery, evaluating the integrity or amount of insulation in a building or container and locating roof leaks and related damage.

  Research and Development. Thermal imaging, due to its non-destructive analysis capability, is a useful tool in a wide variety of research and development applications. Because many component and product designs involve the use or control of heat, thermal imaging can be effectively used in the research and design of the component or product. For example, thermal imaging is used in laser design to determine the power distribution of the beam, in the development of diesel engines using ceramic-coated pistons to determine proper adhesion of the ceramic to the metal piston and in the design of rubber tires to evaluate uniform heat distribution. Research and development applications typically require very high performance systems with extensive software capabilities and tools to analyze the thermal image.

  Manufacturing Process Control. The ability to determine whether a manufacturing process will produce acceptable results at the earliest point in the production cycle is critical to quality assurance and cost reduction. Thermal imaging and image analysis allow for the monitoring and control of heat, which is used in virtually all industrial processes. Similarly, thermal imaging systems can identify moisture and contaminants and help identify the thickness of material as well as the integrity of the bonding of composite materials. Thermal imaging applications for manufacturing process control are varied and extensive, including monitoring the quality of metal, plastic and glass cast parts, which are highly dependent upon the temperature distribution in the mold, monitoring the quality of paper, which is dependent upon proper and even moisture distribution during the drying process, and monitoring the quality of products such as rubber gloves, which can be thermally examined to locate abnormally warm or cool spots, indicating non-uniform thickness that may result in a quality defect.

  Airborne Observation and Broadcast. The use of airborne observation and broadcast systems is becoming a standard tool for television stations and broadcast networks. This technology is also used by law enforcement agencies around the world for surveillance, suspect search and apprehension and officer support. This market segment typically requires either very high performance daylight cameras or dual imaging systems with both visible light and thermal imaging capabilities, in addition to state-of-the-art stabilization, the ability to provide jitter-free images from great distances, and the ability to downlink the information from the aircraft to the production studio or command center on a real-time basis. The Company expects that this market segment will continue to grow as more television stations and broadcast networks use helicopters and other aircraft to provide real-time reporting of news and sporting events. Furthermore, such applications should increase as system size and weight continue to decline, enabling the use of such systems on small and weight restricted helicopters. In addition, law enforcement agencies have established thermal imaging as a primary support tool and should continue to take advantage of system price performance improvements.

  New Commercial Market Opportunities. In addition to existing market segments, new market segments for thermal imaging are developing due to the availability, cost effectiveness and enhanced performance characteristics of uncooled thermal imaging technology. Machine vision and fire fighting are near-term market opportunities, while landing guidance, maritime navigation, security and handheld law enforcement support represent future growth opportunities. As system prices decline, uncooled thermal imaging technology will provide cost effective solutions for a wide variety of new commercial applications.

  GOVERNMENT MARKET. The government market is comprised of a broad range of thermal imaging applications including search and rescue, federal drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring, and ground based security. Although the majority of government applications require the use of cooled technology, uncooled thermal imaging systems can be used for ground based security, handheld observation and mine detection applications. Customers in the government market demand competitively priced systems that can be mounted on a variety of helicopters, fixed-wing aircraft and ships, operate in different climatic conditions and perform a variety of tasks requiring high image resolution quality and substantial image stabilization.

  The government market is comprised of the following market segments:

  Search and Rescue. Thermal imaging systems are used in traditional search and rescue missions to rescue individuals in danger or distress on boats or in vehicles, to provide offshore oil platform safety and to provide emergency or disaster response support for missing persons or accident victims.

  Federal Drug Interdiction. Thermal imaging systems enable government agencies to expand their drug interdiction and support activities by allowing greater surveillance and detection capabilities.

  Surveillance and Reconnaissance. Thermal imaging systems are used in surveillance and reconnaissance applications for the precise positioning of objects from substantial distances and for enhanced situation awareness, particularly at night or in conditions of reduced or obscured visibility.

  Navigation Safety. Thermal imaging systems are used in navigation safety applications to improve missions by enabling crews piloting helicopters, fixed-wing aircraft and ships, to see terrain and objects and to detect and avoid obstacles at night and in conditions when visibility is limited due to smoke, haze or fog.

  Border and Maritime Patrol. Thermal imaging systems are used in airborne operations for border and maritime surveillance, particularly at night, to maintain the territorial integrity of borders and coastal waters, to monitor national fishing boundaries and to prevent smuggling.

  Environmental Monitoring. Thermal imaging systems are used in environmental monitoring applications including forest fire detection and suppression, oil spill detection and monitoring and wildlife management.

  Ground Based Security. Thermal imaging systems are used for ground based surveillance and perimeter security of government and military installations, particularly at night.


COMPANY STRATEGY

  The Company's objective is to strengthen its position as the leading provider of thermal imaging hardware and software to the commercial and government markets. Key elements of the Company's strategy to achieve this objective include:

  Drive Demand Through Price Performance Leadership. The Company is committed to providing high value imaging products with improved system capability and performance. The Company is rapidly incorporating new uncooled thermal imaging technology in its products, which enables the Company to provide smaller, lighter, solid state systems at a much lower cost. The Company intends to expand market share by aggressively marketing the performance advantages of its recently introduced products that incorporate this uncooled thermal imaging technology and by focusing its development efforts on new products utilizing such technology.

  Expand Penetration in Core Markets. The Company is a global market leader that provides a complete range of thermal imaging systems, image analysis software and visible light camera systems for the commercial and government markets and intends to continue to expand its market share in both markets. The Company intends to continue introducing and providing cost effective systems that utilize state-of-the-art technology while building upon its reputation for quality, service and reliability to further penetrate its core markets. In addition, the Company's extensive installed customer base provides upgrade opportunities through technology and product advances.

  Target New Market Applications. The Company intends to develop and aggressively market new products incorporating uncooled thermal imaging technology for major markets where price performance benefits were previously unavailable. By maintaining a customer-focused approach to its product development efforts, the Company is able to better identify and understand broad customer applications and develop products to meet these new market opportunities. For example, the Company is currently seeking to apply its technology to fire fighting and machine vision applications. In the future, the Company intends to develop systems for landing guidance, maritime navigation and mine detection.

  Leverage Global Sales and Marketing Organization. The Company, with eight strategic locations, has developed an extensive, worldwide, multi-channel sales and marketing network consisting of direct sales staff and independent representatives and distributors in over 50 countries. The Company believes its experience in the complexities associated with the sales and marketing of its products to distinct government and commercial markets through multiple channels around the world provides it with a competitive advantage. The Company's expertise includes an understanding of export regulations, establishing and operating sales and service centers throughout the world, and successfully understanding and addressing cultural differences. The Company also provides comprehensive training to its sales force, representatives, distributors and customers about its technology and the operation of its products. The Company intends to expand its international sales and marketing network to further penetrate existing markets and reach undeveloped markets around the world.

  Expand Software Applications. The Company intends to continue to increase the software content of its products as image analysis and application specific software become an increasingly important capability and competitive distinction among thermal imaging products. For example, with the expanded application of thermal imaging technology in machine vision and manufacturing process control applications, the Company believes it will be well positioned to take advantage of its pattern recognition and gauging image analysis software to solve critical customer problems in commercial applications such as automobile manufacturing, electronics design and food processing.

  Pursue Strategic Acquisitions. The Company frequently evaluates strategic acquisition opportunities that could enhance the Company's existing product offerings or provide an avenue for developing new complementary businesses, product lines or technologies. The Company has grown and intends to continue to grow internally as well as through the acquisition of complementary businesses, product lines or technologies. For example, in December 1997, the Company acquired AGEMA, the world leader in the design, manufacture and marketing of handheld infrared cameras that detect and measure temperature differences for a wide variety of commercial and research applications. This acquisition increased the Company's worldwide commercial thermal imaging market share, enabled the Company to enhance its product development efforts through the elimination of duplicative research and development programs, created an extensive international sales and marketing organization and allowed the Company to more efficiently focus its manufacturing operations. The Company believes that selective acquisitions will continue to provide the Company with opportunities to broaden its technology and product offerings, expand its market presence and enter into new markets.

TECHNOLOGY

  The Company uses its expertise in diverse technologies and engineering capabilities to develop and produce sophisticated thermal imaging systems. The following table graphically describes the engineering disciplines and manufacturing processes that are integrated by the Company to produce cost-effective products and shorten the product development cycle.

[Table with boxes showing engineering disciplines and manufacturing processes]

  System Design and Radiometry. The Company believes that its extensive system integration experience allows it to effectively combine a wide variety of engineering disciplines necessary to design and manufacture thermal imaging systems. The Company also possesses the specialized system design knowledge required to produce thermal imaging systems that can accurately measure temperature, which is a critical tool for many commercial applications.

  Software Development. The Company utilizes both internal and external sources to develop the software capabilities necessary to simplify complex thermal imaging systems. The Company has developed Windows-based image analysis software applications that solve a variety of manufacturing process and quality control problems. The Company also has the expertise necessary to develop embedded software control systems, communications software and testing programs for its thermal imaging systems.

  Optical Design and Fabrication. The Company designs and manufactures many of the sophisticated optics that are required to gather and transmit detected thermal images with minimum distortion, allowing it to significantly shorten the product development cycle and avoid costs and delays associated with reliance on third-party optics sources.

  Electronic Design. The Company designs signal processing circuits that interface directly with the detector arrays to convert detected infrared radiation into electronic signals and designs the electronic image processing that is necessary to convert the electronic signals into standard video format. Advances in microprocessors, electric miniaturization and image processing have made significant contributions to the performance and utility of the Company's thermal imaging systems.

  Mechanical Engineering. The Company's design and production of thermal imaging systems involves highly sophisticated mechanical engineering techniques. It is critical that the design and assembly of the supporting structures for system components such as detector arrays, coolers, scanners and optics meet high-precision mechanical tolerances.

Similarly, the gyrostabilized gimbal assembly for the SAFIRE, Star SAFIRE, ULTRA 6000, UltraMedia, and UltraMedia-RS requires expertise in electro-mechanical control, gyroscopes and specialized stabilization controls.

PRODUCTS

  The Company serves the commercial and government thermal imaging markets with a variety of state-of-the-art products. Of the Company's commercial products, handheld products typically range in price from approximately $30,000 to $80,000, software image analysis products are typically priced at approximately $5,000 and airborne observation and broadcast products typically range in price from approximately $180,000 to $350,000. The Company's government products typically range in price from approximately $80,000 to $500,000. The Company's principal products are listed in the table below and described in greater detail in the following pages.

                              COMMERCIAL PRODUCTS

-------------------------------------------------------------------------------
  PRODUCT NAME   DESCRIPTION AND APPLICATION
------------------------------------------------------------------------------------
  ThermoVision   Uncooled radiometric camera used for manufacturing process control and machine vision applications
------------------------------------------------------------------------------------
  AGEMA 570      Handheld uncooled radiometric camera used for condition monitoring, research and development and manufacturing process control applications
------------------------------------------------------------------------------------
  Tracer         Windows-based real-time Pentium digital recording system used for research and development and manufacturing process control applications
------------------------------------------------------------------------------------
  AGEMA 550      Handheld radiometric camera used for condition monitoring and manufacturing process control applications
------------------------------------------------------------------------------------
  AGEMA 900      Handheld radiometric camera used for research and development applications
------------------------------------------------------------------------------------
  Xcaliper       High precision software product used for certain manufacturing process control and machine vision applications
------------------------------------------------------------------------------------
  IRwin Report   Windows-based software package used for review, analysis and processing of captured images
------------------------------------------------------------------------------------
  ULTRA 6000     High resolution thermal imaging system with a color video camera system used for search and rescue, federal drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, and environmental monitoring applications
------------------------------------------------------------------------------------
  UltraMedia-RS  Compact high resolution gyrostabilized broadcast camera system used for real-time news and sports coverage applications
------------------------------------------------------------------------------------
  UltraMedia     High resolution gyrostabilized broadcast camera system used for real-time news and sports coverage and for surveillance and reconnaisance, federal drug interdiction and border and maritime patrol applications
-------------------------------------------------------------------------------
                              GOVERNMENT PRODUCTS
-------------------------------------------------------------------------------
  PRODUCT NAME   DESCRIPTION AND APPLICATION
------------------------------------------------------------------------------------
  Star SAFIRE*   Focal plane array, high resolution thermal imaging system used for search and rescue, surveillance and reconnaissance, navigation safety, border and maritime patrol and environmental monitoring applications
------------------------------------------------------------------------------------
  SAFIRE         High resolution thermal imaging system used for search and rescue, surveillance and reconnaissance, navigation safety, border and maritime patrol and environmental monitoring applications
------------------------------------------------------------------------------------
  AGEMA 1000     Fixed or tripod mounted thermal imaging system used for ground based security

-------------------------------------------------------------------------------
 * First shipment expected in June of 1998.

  COMMERCIAL PRODUCTS. The Company offers a range of state-of-the-art thermal imaging products for a variety of applications including condition monitoring, research and development, and manufacturing process control, in addition to airborne observation and broadcast. The Company has penetrated the commercial market by developing customized products with increased flexibility and features, in addition to software analysis tools.

  The Company's handheld commercial thermal imaging systems incorporate a thermal imaging detector housed in a compact self-contained unit, a video display or viewfinder, an embedded processor and various image analysis software packages. A viewfinder much like that of a home video camera is a standard feature in most models. The thermal image can also be displayed on an independent video display. The systems also include a PC-based processor that allows accurate measurement of minute temperature differences and extensive real-time analysis and post-processing of the acquired image. Most of the Company's airborne and observation broadcast camera systems incorporate industry standard visible light broadcast cameras rather than thermal imaging cameras. The Company also manufactures dual imaging systems, including both visible light and thermal imaging cameras. The product is typically mounted to an aircraft, primarily a helicopter, and operated by the use of a hand controller, which remotely directs the stabilized turret. The broadcast camera inside the turret provides the video output that is then either recorded on a video recorder or downlinked to a production studio for live broadcast.

  ThermoVision. The ThermoVision, introduced in early 1998, is an uncooled thermal imaging camera for manufacturing process control and machine vision applications. Operating as a remote controlled "smart" sensor in supervised operation or integrated into a complete control system, the ThermoVision transmits data on a continuous real-time basis at 60 frames per second. Using built-in intelligence, the ThermoVision can process multiple areas of interest, trigger alarms or transmit control data. A variety of flexible, high-speed and reliable digital cable, fiber-optic and wireless transmission media allow for flexible system integration with controllers, computers and vision systems. Examples of ThermoVision applications include monitoring the manufacture of metal, plastic or glass cast parts and automatically making necessary adjustments in the manufacturing line on a real-time basis to ensure consistent product quality.

  AGEMA 570. The AGEMA 570, introduced in December 1997, was developed to meet the need for a high performance lightweight cost-effective portable thermal imager and is the world's first commercially available handheld radiometric thermal imaging system incorporating state-of-the-art uncooled detector technology, solid state in electronic design with instant-on performance. The detector used in the AGEMA 570 provides for accurate temperature measurement of objects from -20(degrees)C to +2000(degrees)C. The imager is enclosed in a single lightweight package weighing less than five pounds which facilitates one-hand, point and shoot operation. Image optimization is automatic and menu and data displays appear in any of 14 languages. The AGEMA 570 has applications across all commercial radiometric market segments. Examples of AGEMA 570 applications include locating and repairing defective power transmission components or electrical connections, predicting the end of life of bearings in rotating machinery, evaluating the integrity or amount of insulation in a building or container and locating roof leaks and related damage.

  Tracer. The Tracer, introduced in the first quarter of 1997, is the first industrial imaging system capable of recording and analyzing long thermal event sequences at real-time frame rates on a Windows-based PC. The Tracer combines a high-resolution thermal imaging camera, such as the AGEMA 550 and 570, with a Pentium PC, digital recording system and Windows-based image analysis software for research and development applications such as in laser design to determine the power distribution of the beam or in the development of diesel engines using ceramic-coated pistons to determine proper adhesion of the ceramic to the metal piston.

  AGEMA 550. The AGEMA 550, introduced by AGEMA in the fourth quarter of 1996, is a handheld infrared camera developed for condition monitoring applications. The AGEMA 550 uses a stirling cooled PtSi focal plane array and, in its standard version, is calibrated for temperature measurements of up to 1500(degrees)C. The AGEMA 550 has built-in digital recording and is available with various lenses, for different fields of views, as well as filters and other accessories. Examples of AGEMA 550 applications include monitoring the quality of products such as paper, which depends upon proper and even moisture distribution during the drying process, and rubber gloves, which can be thermally examined to locate abnormally warm or cool spots, indicating nonuniform thickness that may result in a quality defect.

  AGEMA 900. The AGEMA 900, first introduced by AGEMA in 1992, is a high resolution, handheld thermal imaging system available in both short and long wave versions. The AGEMA 900, with its wide range of lenses, filters and other accessories is ideally suited for research and development applications such as evaluating the uniformity of heat distribution in the design of rubber tires.

  Xcaliper. Xcaliper image analysis software, introduced in the second quarter of 1995, is a high precision software product addressing certain industrial machine vision tasks such as gauging, part-presence or absence, edge detection and part alignment. Xcaliper software combines high speed with easy development using Visual Basic programming. It also contains pattern recognition software algorithms, which can perform high speed part orientation and inspection tasks, such as the evaluation of laser printer test sheets to ensure the precise alignment of thousands of tiny dots of ink and the minimization of ink scatter.

  IRwin Report. IRwin Report software, the latest release of which was introduced by AGEMA in 1996, allows for review, analysis and processing of captured images and data. IRwin software is a Windows-based program that is easy to use and affordable. IRwin software is typically packaged with the AGEMA 550 and 570, though it is capable of operating with data gathered from other imaging products as well.

  ULTRA 6000. The ULTRA 6000, first introduced in the third quarter of 1997, is a compact, lightweight, 5-axis gyrostabilized high performance dual imaging system that combines advanced focal plane array thermal imaging technology with a visible light color camera to provide stable, high resolution imaging capability. The ULTRA 6000 standard features include user-selected fields of view, electronic zoom, freeze frame, and up to 15:1 magnification with the visible light camera. These images can be recorded directly to videotape or transmitted live to ground centers using an optional microwave downlink. Examples of ULTRA 6000 applications include the detection and apprehension of suspects, and the monitoring of vehicle chases by law enforcement agencies.

  UltraMedia-RS. The UltraMedia-RS, introduced in the first quarter of 1997, combines many of the features of the larger UltraMedia system in a compact 35-pound configuration. The UltraMedia-RS allows small and weight restricted aircraft to gather high quality video footage from long distances, delivering a maximum of 40:1 magnification.

  UltraMedia. The UltraMedia, introduced in the first quarter of 1996, is a compact daylight broadcast system that delivers a maximum of 72:1 magnification in a lightweight, 5-axis gyrostabilized package that is ideally suited for airborne broadcast teams. It was developed to meet the needs of television stations and entertainment networks to cover live news and sporting events. The UltraMedia is also used by law enforcement agencies around the world for surveillance, suspect search and apprehension, and officer support.

  GOVERNMENT PRODUCTS. The Company offers a range of state-of-the-art products to government agencies. To meet the needs of these customers, the Company provides a range of products consisting of a thermal imaging system enclosed in a gyrostabilized gimbal which is typically mounted to an aircraft or ship. A thermal imaging system for the government market typically consists of a turret, an electronics module, a hand control unit and a video display monitor. The infrared sensor incorporates the most critical system components including a detector assembly, closed cycle cooler, scanner (depending on detector technology utilized), optics and electronics. The hand control unit is used to remotely direct the turret.

  Star SAFIRE. The Company's newest product for the government market, with first deliveries expected in June 1998, is the Star SAFIRE, a 3-axis gyrostabilized, 360(degrees) field of view thermal imaging system incorporating third generation focal plane array detector technology. Using three fields of view, the system provides extended detection range capability and visually advanced imagery. The system permits multiple optical payloads in addition to the infrared detector, including a TV camera with a zoom lens for daylight operations, laser rangefinder, laser illuminator or laser designator. Examples of Star SAFIRE applications include the detection of vehicles, ships or planes transporting illegal narcotics, and search and rescue for individuals in danger or distress.

  SAFIRE. The SAFIRE system, first introduced in the second quarter of 1992, is a digital system with an advanced detector design that provides a range of features designed to satisfy the most demanding government and military customer requirements. The unit's 3-axis gyrostabilized gimbal configuration has been certified to operate at airspeeds in excess of 400 knots, ensuring that the SAFIRE can operate and produce, a stable, high resolution image when mounted on most aircraft designed for subsonic operations. The SAFIRE has a digital microprocessor, which permits optional features such as autotracking, autoscanning, laser illumination, laser rangefinder, use of a TV camera, navigation interfaces, digital image filters and freeze frame. Examples of SAFIRE applications include navigation assistance at night and in adverse weather for medical evacuation helicopters and border patrol.

  AGEMA 1000. The ground-based AGEMA 1000, first introduced by AGEMA in 1992, is a fixed or tripod mounted thermal imaging system that can detect small objects up to several kilometers away under extreme environmental conditions, day or night. Highly reliable and ready for 24-hour operation, these compact and versatile thermal imaging systems switch dual lenses at a touch of a button, optimize images automatically and offer remote control software. The AGEMA 1000 can also be integrated into a gimbal for airborne applications. Examples of AGEMA 1000 applications include perimeter security of military bases and sensitive government installations or buildings.

CUSTOMERS

  The primary customers for the Company's products include domestic and foreign government agencies, OEMs, commercial manufacturers, research and development facilities, universities, utility companies, television stations and broadcast networks and various commercial enterprises. The following table lists by application a sample of customers and OEMs that have purchased one or more of the Company's systems, either directly or through one of the Company's OEM customers or other third parties within the past three years.

                              COMMERCIAL CUSTOMERS
--------------------------------------------------------------------------------
 CONDITION MONITORING

 Amoco Corporation         E.I. Dupont de Nemours   PEMEX (Mexico)
 British Petroleum Co.,     and Co. (Dupont)        U.S. Steel
 P.L.C.                    Ford Motor Company
 Consolidated Edison,      Marathon Oil Co.
 Inc.

--------------------------------------------------------------------------------

 RESEARCH AND DEVELOPMENT

 Alenia Aerospazio         Hercules Aerospace       Motorola, Inc.
 (Italy)                    Company                 National Renewable
 AT&T Laboratories         Homelite Inc.            Energy Laboratory
 General Motors            Intel Corporation        Sandia Laboratory
 Corporation

--------------------------------------------------------------------------------

 MANUFACTURING PROCESS CONTROL

 Digital Equipment         Hewlett Packard          Intel Corporation
 Corporation                Company                 Silicon Graphics, Inc.
 Dupont                    Hughes Aircraft
                            Company

--------------------------------------------------------------------------------

 AIRBORNE OBSERVATION AND BROADCAST

 WCVB-TV (Ch. 5),          WCBS-TV (Ch. 2), New     Fort Worth Police
 Boston                     York                    Department
 WHDH-TV (Ch. 7),          KATU-TV (Ch. 2),         Japanese National
 Boston                     Portland, OR            Police Agency
 TV Globo, Brazil          KOIN-TV (Ch. 6),         Los Angeles County
 WGN-TV (Ch. 9),            Portland, OR            Sheriff
 Chicago                   KGW-TV (Ch. 8),          Maryland State Police
 KCOP-TV (Ch. 13), Los      Portland, OR            New York City Police
 Angeles                   KGO-TV (Ch. 7), San      Sao Paolo Police
 KMEX-TV (Ch.34), Los       Francisco               Texas Department of
 Angeles                   KPIX-TV (Ch. 5), San     Public Safety
 KNBC-TV, (Ch. 4), Los      Francisco
 Angeles                   KRON-TV (Ch. 4), San
 WABC-TV (Ch.7), New        Francisco
 York                      KING-TV (Ch. 5),
 WNYW-TV (Ch. 5), New       Seattle
 York                      KOMO-TV (Ch. 4),
                            Seattle



                              GOVERNMENT CUSTOMERS
--------------------------------------------------------------------------------

 SEARCH AND RESCUE

 Bristow Helicopter        Irish Coast Guard        Royal Norwegian Air
 (U.K.)                    Japanese Maritime        Force
 Helikopter Services        Safety Agency           U.S. Air Force Reserve
 (Norway)

--------------------------------------------------------------------------------

 FEDERAL DRUG INTERDICTION

 Bell Helicopter           U.S. Army National       U.S. Park Police
 McDonnell Douglas          Guard
 Helicopter Company

                           U.S. Drug Enforcement
                            Agency
--------------------------------------------------------------------------------

 SURVEILLANCE AND RECONNAISSANCE

 Canadian Department of    Raytheon Company         U.S. Navy
 National Defense          Sikorsky Aircraft
 Danish Air Force           Corp.

--------------------------------------------------------------------------------

 NAVIGATION SAFETY

 U.S. Army                 U.S. Marine Corps

--------------------------------------------------------------------------------

 BORDER AND MARITIME PATROL

 Augusta S.P.A. (Italy)    Royal Danish Navy        U.S. Customs
 Raytheon Company          U.S. Border Patrol

--------------------------------------------------------------------------------

 ENVIRONMENTAL MONITORING

 Atlantic Richfield        U.S. Coast Guard         U.S. Department of
 Company                                            Energy

--------------------------------------------------------------------------------

 GROUND BASED SECURITY

 U.S. Air Force            White Sands Missile
                            Range

SALES, DISTRIBUTION AND CUSTOMER SERVICE

  As a result of the combination with AGEMA, the Company believes that its sales and marketing organization is the largest in the industry and effectively covers the world with its combination of direct sales, independent representatives and distributors, application engineers and service centers. The process of selling and marketing the Company's products involves extensive product promotion, technical selling and after-sales support. The Company's commercial and government products are highly technical and have distinct characteristics and functionality. The Company's sales and service personnel undergo a comprehensive training program to educate them as to the technical aspects of the products as well as familiarize them with individual customer requirements. The Company's ongoing training programs are continuously updated for changes in technology and competition.

  The Company has distinct sales channels for commercial, airborne observation and broadcast and government customers. The Company sells its commercial thermal imaging products worldwide through a direct sales staff of more than 70 people and a network of 90 distributors (many with multiple offices) and representatives, each with an exclusive right to sell the Company's products in a defined geographic area. This network is managed by 15 regional sales managers employed by the Company. The Company sells its airborne observation and broadcast products through a seven person direct sales staff. The Company sells its government products in the United States through a 23 person direct sales staff, and internationally, through a nine person direct sales staff and 50 independent representatives and distributors covering all major markets worldwide. The Company has a technical and customer support staff comprised of 21 people in the United States and Europe who provide application development, technical training, operational assistance, installation design and support, and software assistance to direct and indirect sales personnel as well as to customers. Additionally, the Company maintains service facilities at its factories in Portland, Oregon, Stockholm, Sweden and West Malling, U.K. and at its subsidiaries in Secaucus, New Jersey, Frankfurt, Germany, Toronto, Canada, Paris, France and Milan, Italy. Each of the Company's service facilities has the capability to perform the complex calibrations required to service commercial thermal imaging systems. The Company employs 32 people worldwide in its service organizations. The Company also maintains limited service capability in three additional foreign locations under the direction of its independent representatives or distributors. Product marketing by the Company involves Internet promotion, advertising, direct mail, press tours, technical articles for publications and participation in approximately 100 trade shows per year.

BACKLOG

  The Company believes that backlog should not be considered indicative of revenue for any future periods because the Company's sales to commercial customers are generally made pursuant to purchase orders rather than long term contracts and, accordingly, the backlog at any given time is for immediate shipments. In addition, the backlog for the government business is heavily dependent upon the timing of receipt of government contracts which may have multiple year delivery schedules. Furthermore, delivery schedules are frequently revised to accommodate changes in customer needs. Although orders received by the Company are generally subject to cancellation, in the case of most orders included in backlog, the customer is obligated to pay certain costs and/or penalties for cancellation.

  The Company's backlog as of March 31, 1997 and March 31, 1998 was $16.5 million and $24.7 million, respectively. Backlog includes units for which a customer has specified delivery within 12 months. Furthermore, backlog at March 31, 1997 does not include the backlog of AGEMA, as the acquisition of AGEMA was not effective until December 1, 1997.

MANUFACTURING

  The Company manufactures many of the critical components of its products, including gimbals, optics, certain detectors and high speed motors, allowing the Company to minimize lead times, facilitate prompt delivery of its products, control costs and ensure that these components satisfy its quality standards. The

Company purchases other parts pre-assembled, including detectors, coolers, circuit boards, cables and wiring harnesses. The Company purchases certain components from sole or limited source suppliers. In particular, the Company, through its subsidiary, AGEMA, has entered into a supply contract with Lockheed Martin for the supply of uncooled detectors for integration into the AGEMA line of products. Lockheed Martin is currently the only producer of uncooled detectors capable of being used in radiometric applications that is manufacturing such detectors in volume. Subject to certain exceptions, the contract provides AGEMA with the exclusive right to purchase uncooled detectors for use in the commercial thermography market and a limited, nonexclusive right to purchase uncooled detectors for use in the government market. Under the contract, AGEMA has the corresponding obligation to purchase uncooled detectors solely from Lockheed Martin. Currently, the AGEMA 570 and the ThermoVision are the only products of the Company that use uncooled detectors supplied by Lockheed Martin. However, the Company intends in the future to use uncooled detectors supplied by Lockheed Martin in other handheld products or ground based security products, such as the AGEMA 1000. While the contract provides for the delivery of a fixed number of uncooled detectors on a monthly basis, the delivery schedule may be increased or decreased by AGEMA within certain limits. Based on current and anticipated production levels and supply requirements, the Company expects that the contract will continue through the fourth quarter of 1999 or the first quarter of 2000.

  The Company has in the past, and may in the future, experience delays in receiving adequate supplies of sole and limited source components. If Lockheed Martin or any other significant sole or limited source supplier were to become unable or unwilling to continue to provide critical components in required volumes, the Company's ability to manufacture products incorporating such components would be disrupted unless the Company could identify and qualify acceptable replacement components or redesign such products with different components. No assurance can be given that additional sources would be available to the Company or that product redesign would be feasible on a timely basis or at acceptable costs. Specifically, no assurance can be given that, upon expiration of the current supply contract with Lockheed Martin, the Company will be able to successfully negotiate a new contract with Lockheed Martin for the supply of uncooled detectors on an exclusive basis or at all, or that the Company will be able to identify another source of uncooled detectors. A significant amount of the Company's revenue is expected to be derived from the sale of the AGEMA 570. Accordingly, any failure of the Company to renew the contract or identify another source of uncooled detectors would have a material adverse effect on the Company's business, financial condition and results of operations. Further, any extended interruption in the supply of sole or limited source components would have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's manufacturing operations are, from time to time, audited by certain of its OEM customers, which include several major aircraft manufacturers, and have been certified as meeting their quality standards. The Company's facilities in Stockholm, Sweden and West Malling, U.K. are ISO 9000 certified.

COMPETITION

  Competition in the market for thermal imaging equipment is significant. The Company believes that the principal competitive factors in its market are performance, cost, customer service, product reputation and effective marketing and sales efforts. In addition, the Company believes that the speed with which companies can identify new applications for thermal imaging, develop products to meet those needs and supply commercial quantities to the market are important competitive factors. The Company's competitors are different in each market segment. In the commercial market, the Company's principal competitors are Inframetrics, Inc., Raytheon Company, Cincinnati Electronics Corp., Nippon Avionics Co., Ltd., Wescam Ltd. and Media Cybernetics Image Analysis. In the government market, the Company competes with Inframetrics, General Electric Company, p.l.c., Wescam Ltd., Lockheed Martin Corp., The Boeing Company, Daimler-Benz Aerospace AG and Thompson-CSF. Many of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's products compete indirectly with numerous other products, such as image intensifiers and low-light cameras, for limited military and government funds. As the markets for the Company's products expand, the Company expects that additional competition will emerge and that existing competitors may commit more resources to the markets addressed by the Company. To remain competitive, the Company must continue to invest in and focus upon research and development and product innovation. There can be no assurance that the Company will be successful in such efforts. No assurance can be given that the Company will be able to compete effectively in the future.

PROPRIETARY RIGHTS

  The Company's ability to compete successfully and achieve future revenue growth will depend in part on its ability to protect its proprietary technology and operate without infringing the rights of others. The Company relies on a combination of patent, trademark and trade secret laws, confidentiality agreements and contractual provisions to protect its proprietary rights. However, the Company believes that its historical success has been primarily a function of other competitive advantages such as the skill and experience of its employees, its worldwide, multichannel sales, distribution and servicing network and its name recognition and quality products. Although the Company currently holds United States patents covering certain aspects of its technologies, there can be no assurance that the Company will obtain additional patents or trademarks on its technology, products and trade names or that its patents or trademarks will be sufficiently broad to protect the Company's proprietary rights and will not be challenged or circumvented by competitors. Likewise, there can be no assurance that measures that the Company takes to protect its proprietary rights will be adequate to deter their misappropriation or disclosure. Any failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, because intellectual property does not necessarily represent a barrier to entry into the thermal imaging industry, there can be no assurance that the Company will be able to maintain its competitive advantage or that competitors will not develop capabilities equal or superior to that of the Company.

EMPLOYEES

  As of March 31, 1998, the Company had 650 employees of whom 72 were in administration, 184 were in engineering, 10 were in quality assurance, 198 were in manufacturing, assembly and testing and 186 were in marketing and sales. The Company has been successful in attracting and retaining highly skilled technical, marketing and management personnel to date. None of the Company's employees in the United States is represented by a union or other bargaining group. Employees in Sweden and Italy are represented by unions. The Company believes its relationships with its employees and unions are good.

PROPERTIES

  The Company leases its facilities under various operating leases that expire in 1998 through 2003. The leases require fixed monthly payments over their terms. The Company believes that it will be able to extend any lease expiring in 1998 on commercially acceptable terms or find suitable replacement facilities. The following summarizes the primary facilities leased by the
Company:

                                                          LEASE
      LOCATION                                       EXPIRATION DATE SQUARE FEET
      --------                                       --------------- -----------
      Portland, Oregon..............................      2000         85,000
      Stockholm, Sweden.............................      2001         63,000
      West Malling, United Kingdom..................      2000         12,500
      Bothell, Washington...........................      2000          9,600
      Secaucus, New Jersey..........................      2003          8,000
      Leighton Buzzard, United Kingdom..............      1999          4,500
      Toronto, Canada...............................      1998          4,200
      Paris, France.................................      1998          2,900
      Frankfurt, Germany............................      1998          2,200
      Milan, Italy..................................      1998          2,200

LEGAL PROCEEDINGS

  In the normal course of business, the Company is from time to time involved in certain litigation. In August 1996, the Equal Employment Opportunity Commission and a former employee of AGEMA filed an action against a subsidiary of AGEMA and the former president of such subsidiary in United States District Court for the District of New Jersey alleging that the former president sexually harassed the employee and other female employees while he was president. The complaint seeks monetary damages under federal and state laws. On May 6, 1998, the court granted the defendants' motion to dismiss the state law claims on the grounds that they are time-barred. While AGEMA is vigorously defending against the action, there can be no assurance that this defense will be successful. In connection with the acquisition of AGEMA, Spectra agreed to indemnify the Company for all liabilities related to this litigation in excess of $90,000. The Company is not currently the subject of or a party to any other material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

NAME                     AGE POSITION
----                     --- --------
Robert P. Daltry........  54 Chairman of the Board of Directors and Chief Executive Officer
Leif Bergstrom..........  59 Vice Chairman of the Board of Directors
J. Kenneth Stringer
 III....................  45 President, Chief Operating Officer and Director
Arne Almerfors..........  52 Executive Vice President
James A. Fitzhenry......  43 Vice President, General Counsel and Secretary
Dr. J. Richard Kerr.....  60 Vice President, Advanced Technology Business Development
William N. Martin.......  42 Vice President, Sales
Steven R. Palmquist.....  47 Vice President, Operations
J. Mark Samper..........  37 Vice President, Finance and Chief Financial Officer
David Smith.............  38 Vice President, International Sales
Patrick L. Edsell.......  49 Director
John C. Hart............  64 Director
Egon Linderoth..........  61 Director
W. Allen Reed...........  50 Director
Lars Spongberg..........  53 Director
Ronald L. Turner........  51 Director

  Robert P. Daltry joined the Company in 1987 as President and Chief Executive Officer and a member of the Board of Directors. He was elected Chairman of the Board of Directors in April 1993. From 1984 to 1987, Mr. Daltry was employed by Lear Siegler, Inc., an aerospace company, where he served as Vice President of Marketing for the Instrument and Avionics Systems Division. From 1981 to 1984, Mr. Daltry served as Regional Manager for Singer-Kearfott, an aerospace company. Mr. Daltry holds a B.A. in Accounting from Grove City College and is a graduate of the U.S. Army Command and General Staff College.

  Leif Bergstrom joined the Company in December 1997 in connection with the Company's acquisition of AGEMA, and currently serves as Vice Chairman of the Board. Prior to the acquisition of AGEMA, from 1995 to 1997, Mr. Bergstrom served as President of the Industrial Measurement Group of Spectra-Physics AB, the former parent company of AGEMA. From 1984 to 1995, he was President and Chief Executive Officer of AGEMA. Mr. Bergstrom currently serves on the Boards of Directors of Nobel Elektronik AB, BLH Electronics, Inc. and the Institute for Optical Research. Mr. Bergstrom received a M.Sc. in Electronic Engineering from The Royal Institute of Technology in Stockholm and received an MBA from the Stockholm School of Economics.

  J. Kenneth Stringer III joined the Company in 1984 as Vice President of Finance and Chief Financial Officer and was appointed Executive Vice President in 1990. Mr. Stringer was elected to the Board of Directors in April 1993. In April 1995, Mr. Stringer was appointed President and Chief Operating Officer. Prior to joining the Company, Mr. Stringer spent six years with Evans Products Company, Portland, Oregon, as Director of Financial Reporting. Mr. Stringer received his B.S. degree from the University of Oregon.

  Arne Almerfors joined the Company in December 1997 in connection with the Company's acquisition of AGEMA, and currently serves as Executive Vice President. From 1995 to 1997, Mr. Almerfors was President and Chief Executive Officer AGEMA. He also served as President and Chief Executive Officer of CE Johansson AB, a manufacturer of coordinate measuring devices, from 1989 to 1995. Mr. Almerfors received a Masters in Political Science in addition to post graduate courses in corporate finance and accounting from the University of Stockholm.

  James A. Fitzhenry joined the Company in 1993 as Corporate Counsel and Director of Administration, and was appointed Vice President of Corporate Operations, General Counsel and Secretary in 1995. From 1990 to 1993, Mr. Fitzhenry served in the White House during the Bush Administration in the Office of Policy Development and the Office of Cabinet Affairs. Previously, he served as legal counsel and legislative director to Senator Mark O. Hatfield (R-Ore.) and practiced law in Portland, Oregon. Mr. Fitzhenry received his B.A. from the University of Oregon and received his J.D. and Masters of Management degrees from Willamette University.

  Dr. J. Richard Kerr joined the Company in 1987 as Vice President for Engineering and Product Development. In 1995, Dr. Kerr was appointed Vice President of Advanced Development. Previously he acted as a consultant with several venture capital firms and start-up high technology businesses for four years. He was Vice President for Marketing of Flight Dynamics, an aviation electronics company, from 1979 to 1984. Dr. Kerr also served as President, Vice President and Professor of the Oregon Graduate Center. Dr. Kerr received his Ph.D., M.S. and B.S. in Electrical Engineering from Stanford University.

  William N. Martin joined the Company in 1994 as Director of Sales and was appointed Vice President, Sales for the Company in 1995. Prior to joining the Company, Mr. Martin was employed by AGEMA Infrared Systems, Inc., where he initially served as Western Regional Sales Manager and then National Sales Manager. Prior to joining AGEMA, Mr. Martin served as Regional Manager for Hughes Aircraft Company. Mr. Martin who is an instrument multi-engine commercial pilot, attended Wichita State University, majoring in speech and communications.

  Steven R. Palmquist joined the Company in January of 1997 as Vice President of Engineering and was named Vice President of Operations in January 1998. Since 1988, Mr. Palmquist has held several management positions with Tektronix, Inc., including Product Definition and Development Manager, Business Unit Manager for the Color Printer Division, and Vice President of Engineering. From 1983 to 1988 he was the founder, President and Chief Executive Officer of Integrated Measurement Systems, Inc. Mr. Palmquist received a B.S. in Electrical Engineering from Washington State University and a M.S. in Electrical Engineering from the University of Illinois.

  J. Mark Samper joined the Company in 1990 as Corporate Controller and was appointed Vice President of Finance and Chief Financial Officer in March 1995. Prior to joining the Company, Mr. Samper spent six years with Price Waterhouse where he served as an Audit Manager. Mr. Samper received his B.S. degree from Oregon State University, with a major in accounting. He is a Certified Public Accountant.

  David Smith joined the Company in December of 1997 in connection with the Company's acquisition of AGEMA and currently serves as Vice President of International Sales. Since 1996, Mr. Smith has served as President of AGEMA Infrared Systems, Inc., the U.S. subsidiary of AGEMA. From 1993 to 1996, Mr. Smith served as the UK Sales Director for AGEMA Infrared Systems, Ltd., the British subsidiary of AGEMA. Mr. Smith received his national diploma from Wetford Technical College, England and his engineering degree from the Hatfield Polytechnical Institute, England.

  Patrick L. Edsell was elected to the Board of Directors in December 1997 in connection with the Company's acquisition of AGEMA. Mr. Edsell is currently Chairman of the Board, President and Chief Executive Officer of Spectra-Physics Lasers, Inc., formerly a U.S. subsidiary of Spectra-Physics AB, and has served in that capacity since 1990. Mr. Edsell also served as Vice President of Finance and Chief Financial Officer of Spectra-Physics AB from 1984 to 1991. A graduate of the U.S. Air Force Academy with a B.S. in Economics, Mr. Edsell received an M.A. in Economics from Ohio State University and an MBA from the University of New Mexico.

  John C. Hart has served as a Director of the Company since February 1987 and as Chairman of the Board of Directors from 1987 to April 1993. From 1982 until his retirement in 1993, Mr. Hart served as Vice President of Finance, Treasurer and a member of the Board of Directors of Louisiana-Pacific Corporation.

  Egon Linderoth was elected to the Board of Directors in December 1997 in connection with the Company's acquisition of AGEMA. Mr. Linderoth is President of Ostermans Aero AB, an aerospace company in Sweden. Prior to joining Ostermans, Mr. Linderoth served as President and Chief Executive Officer of Celsius Industries AB from 1995 to 1996, and President and Chief Executive Officer of Bofors AB from 1992 to 1995. Mr. Linderoth currently serves on the Board of Directors of Spectra-Physics AB, the Swedish Industrial Development Fund, Faufoss AS, Karlskoga Invest AB and is a member of the Swedish Royal Academy of War Science. Mr. Linderoth received his Baccalaureate in 1958 and an MBA from the Stockholm School of Economics.

  W. Allen Reed has served as a Director of the Company since April 1992. Mr. Reed is President of General Motors Investment Management Corporation. From 1991 to 1994, Mr. Reed was Vice President and Treasurer of GM Hughes Electronics Corporation and Hughes Aircraft Company ("Hughes"). From 1984 to 1991, Mr. Reed was President of the Hughes Investment Management Company, a wholly-owned subsidiary of Hughes. Mr. Reed serves on the Boards of Directors of General Motors Acceptance Corporation, GMACI Holdings, Inc., Taubman Centers, Inc. and WEBS Fund, Inc. Mr. Reed also serves as Chairman of the Investment Advisory Committee for the Howard Hughes Medical Institute and is Vice Chairman of the Committee on Investment of Employee Benefit Assets (CIEBA) of the Financial Executives Institute (FEI). Mr. Reed received his BAA degree from the Auburn University School of Engineering and an MBA from the Georgia State University School of Business. He also holds the designation of Chartered Financial Analyst.

  Lars Spongberg was elected to the Board of Directors in December 1997 in connection with the Company's acquisition of AGEMA. Since 1996, Mr. Spongberg has served as President of Spectra-Physics AB, the former parent company of AGEMA, and a member of its Board of Directors since April 1997. From 1995 to 1996, he was Senior Vice President of Autoliv AB, an automotive parts manufacturer, and was previously President of Svenska Handelsbaken, a commercial bank, from 1993 to 1995.

  Ronald L. Turner was elected to the Board of Directors in 1993. In April 1998, Mr. Turner was named President and Chief Operating Officer of Ceridian Corporation. He served as Executive Vice President of Ceridian Corporation from April 1997 to April 1998. From 1993 to 1995, Mr. Turner served as President and Chief Executive Officer of Computing Devices International, an aerospace company, which is a division of Ceridian Corporation. From 1987 to 1993, Mr. Turner was President and Chief Executive Officer of GEC-Marconi Electronic Systems Corporation, a defense electronics company. Prior to 1987, Mr. Turner worked for Martin Marietta Corporation for 14 years in a variety of executive positions. Mr. Turner serves on the Board of Directors of BTG, Inc., is Chairman of the Government Electronics and Information Association and on the Board of Directors and Executive Committee of the Electronics Industry Association. He is a past President and a member of the Board of Governors of the Massachusetts Institute of Technology Society of Sloan Fellows as well as a past member of the Board of Directors of Aerospace Industries Association, Inc. and the American Electronics Association.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 31, 1998 as to (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer and each of the four most highly compensated executive officers of the Company, (iv) all officers and directors of the Company as a group and (v) each of the Selling Shareholders.

                                     SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                       OWNED PRIOR TO                         OWNED AFTER
                                         OFFERING(1)                          OFFERING(1)
                                     ----------------------- SHARES BEING -----------------------
NAME AND ADDRESS                       NUMBER     PERCENT      OFFERED      NUMBER     PERCENT
----------------                     ------------ ---------- ------------ ------------ ----------
Spectra-Physics AB.................     4,162,000     42.2%         --       4,162,000     36.1%
 Sturgaten 32
 Box S226, S-102 45
 Stockholm, Sweden
Hughes Electronics Corp.(2)........       760,500      7.7     760,500              --       --
 200 North Sepulveda Blvd.
 El Segundo, CA 90245
Fidelity Investments(3)............       700,200      7.1          --         700,200      6.1
 82 Devonshire Street
 Boston, MA 02109
Leif Bergstrom.....................         3,000        *          --           3,000        *
Robert P. Daltry...................       253,128      2.5       7,000         246,128      2.1
Patrick L. Edsell(4)...............         6,000        *          --           6,000        *
John C. Hart.......................        33,000        *          --          33,000        *
Egon Linderoth(5)..................         6,000        *          --           6,000        *
W. Allen Reed(6)...................        33,000        *          --          33,000        *
Lars Spongberg(7)..................         6,000        *          --           6,000        *
J. Kenneth Stringer III............       140,010      1.4       3,000         137,010      1.2
Ronald L. Turner...................        33,000        *          --          33,000        *
James A. Fitzhenry.................         9,499        *          --           9,499        *
William N. Martin..................        10,000        *          --          10,000        *
Steven R. Palmquist................        10,000        *          --          10,000        *
Directors and Executive Officers as
a group (16 persons)(8)............       588,331      5.7%     10,000         578,331      4.9%

---------------------
 * Less than 1%.
(1) Assumes no exercise of the Underwriters' over-allotment option. Applicable percentage of ownership is based on 9,875,165 shares of Common Stock outstanding as of March 31, 1998. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from March 31, 1998 are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person, but not for the purpose of calculating the percentage of Common Stock owned by any other person. The number of shares that are issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of March 31, 1998 is as follows:
    Mr. Daltry--129,000; Mr. Hart--33,000; Mr. Reed--33,000; Mr. Stringer--
    77,850; Mr. Turner--33,000; Mr. Bergstrom--0; Mr. Edsell--6,000; Mr.
    Linderoth--6,000; Mr. Spongberg--6,000; Mr. Martin--1,667; Mr. Fitzhenry-- 1,666; Mr. Palmquist--5,000; and all officers and directors as a group-- 366,682.
(2) This information as to beneficial ownership is based on a Schedule 13G filed by General Motors Corporation ("GM"), Hughes Electronics Corporation ("HEC") and Hughes Aircraft Company ("Hughes") with the Securities and Exchange Commission on February 7, 1994. During that time,

    Hughes was a wholly owned subsidiary of HEC, which is a wholly owned subsidiary of GM. HEC has its principal executive offices located at 200 No. Sepulveda Boulevard, El Segundo, California 90245 and GM has its principal executive offices located at 100 Renaissance Center, Detroit, Michigan 48243. The Schedule 13G states that as of December 31, 1993 Hughes was the beneficial owner of 760,500 shares of Common Stock as to which it had sole voting and dispositive power and that GM and HEC had shared voting and dispositive power with respect to such shares. On January 2, 1996, Hughes changed its name to HE Holdings, Inc. ("HEH"). On December 16, 1997, HEH, HEC and GM entered into a Master Separation Agreement ("MSA") whereby HEH spun off as an independent publicly owned company comprised of the HEC Defense Business, and pursuant to which Raytheon Company ("Raytheon") combined with HEH through the merger of Raytheon with and into HEH, and then changed its name to Raytheon Company. As a part of the MSA, HEH (now Raytheon Company) transferred beneficial ownership of 760,500 shares of Common Stock to HEC.
(3) This information as to beneficial ownership is based on a Schedule 13G filed by Fidelity Investments with the Securities and Exchange Commission on February 10, 1998. The Schedule 13G states that as of December 31,
    1997, Fidelity Investments was the beneficial owner of 700,200 shares of Common Stock as to which it had sole dispositive power, including 169,000 shares of Common Stock as to which it had sole voting power. On May 8, 1998, Fidelity Investments filed a Schedule 13G with the Securities and Exchange Commission reporting that as of April 30, 1998, it was the beneficial owner of 635,300 shares of Common Stock as to which it had sole dispositive power, including 164,100 shares of Common Stock as to which it had sole voting power.
(4) Mr. Edsell is President of Spectra-Physics Lasers, Inc., formerly a U.S. subsidiary of Spectra-Physics AB, and serves on the Company's Board of Directors as a designee of Spectra-Physics AB. Mr. Edsell disclaims beneficial ownership of the 4,162,000 shares of Common Stock beneficially owned by Spectra-Physics AB.
(5) Mr. Linderoth serves on the Company's Board of Directors as a designee of Spectra-Physics AB. Mr. Linderoth disclaims beneficial ownership of the 4,162,000 shares of Common Stock beneficially owned by Spectra-Physics AB.
(6) Mr. Reed is President of General Motors Investment Management Corporation. Mr. Reed disclaims beneficial ownership of the 760,500 shares of Common Stock beneficially owned by HEC.
(7) Mr. Spongberg is President of Spectra-Physics AB and serves on the Company's Board of Directors as a designee of Spectra-Physics AB. Mr. Spongberg disclaims beneficial ownership of the 4,162,000 shares of Common Stock beneficially owned by Spectra-Physics AB.

(8) Does not include the 4,162,000 shares of Common Stock beneficially owned by Spectra-Physics AB, as to which all directors and executive officers disclaim beneficial ownership. The addresses of the directors and executive officers are c/o the Company, 16505 S.W. 72nd Avenue, Portland, Oregon 97224.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Hambrecht & Quist LLC, BancAmerica Robertson Stephens, Prudential Securities Incorporated and Pacific Crest Securities Inc., have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock.

                                                                       NUMBER OF
      NAME                                                              SHARES
      ----                                                             ---------
      Hambrecht & Quist LLC...........................................
      BancAmerica Robertson Stephens..................................
      Prudential Securities Incorporated..............................
      Pacific Crest Securities Inc....................................


                                                                       ---------
      Total........................................................... 2,409,130
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and the Selling Shareholders, their counsel and the independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any such shares are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow and such dealers may reallow a
concession not in excess of $   per share to certain other dealers. After the
offering of the shares, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 361,370 additional shares of Common Stock at the public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

  The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company, the Selling Shareholders, and the executive officers and directors and certain employees of the Company have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for or any rights to purchase or acquire Common Stock, or enter into any swap or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described above is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, during the 90 day period following the date of this Prospectus, other than (a) the sale by the Company and the Selling Shareholders of the shares of Common Stock to be purchased by the Underwriters pursuant to the Underwriting Agreement, (b) the grant by the Company of options to purchase shares of Common Stock pursuant to the Company's stock option plans, as in effect on the date of this Prospectus, in amounts and upon terms consistent with the Company's past practice and (c) the issuance by the Company of shares of Common Stock upon exercise of options granted pursuant to the Company's stock option plans as outstanding on the date of this Prospectus. Spectra has agreed to the same restrictions for the period following the date of this Prospectus through December 1, 1998.

  In general, the rules of the Commission will prohibit the Underwriters from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in this offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in the Common Stock during the "cooling off" period.

  Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  Bank of America, an affiliate of BancAmerica Robertson Stephens, makes available to the Company a $30.0 million line of credit that had an outstanding balance of approximately $28.5 million at March 31, 1998 and a term loan that had an outstanding balance of approximately $4.3 million at March 31, 1998. The Company intends to use the majority of the net proceeds from the offering to pay down the amount outstanding under the line of credit.

                                    EXPERTS

  The Consolidated Financial Statements of FLIR Systems, Inc. as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The AGEMA financial statements incorporated in this Prospectus by reference to the Company's definitive proxy statement dated November 10, 1997, have been so incorporated in reliance on the report of Ohrlings Coopers & Lybrand AB, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Ater Wynne Hewitt Dodson & Skerritt, LLP, Portland, Oregon. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, Judiciary Plaza, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20002.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission described above.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents, or portions thereof, previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1997; (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; (iii) Amendment to Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998; (iv) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A which became effective on June 18, 1993; and (v) pages 26 to 32 and F-22 to F-43 of the Proxy Statement dated November 10, 1997 filed on November 12, 1997.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of securities contemplated hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: Investor Relations, FLIR Systems, Inc., 16505 S.W. 72nd Avenue, Portland, Oregon 97224, telephone number (503) 684-3731.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               FLIR SYSTEMS, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                STATEMENT                                  ----
Report of Price Waterhouse LLP, Independent Accountants..................  F-2
Consolidated Statement of Operations for the Years Ended December 31,
 1995, 1996 and 1997 and the Three Months Ended March 31, 1997 and 1998
 ........................................................................  F-3
Consolidated Balance Sheet as of December 31, 1996 and 1997 and March 31,
 1998....................................................................  F-4
Consolidated Statement of Shareholders' Equity for the Years Ended Decem-
 ber 31, 1995, 1996 and 1997 and the Three Months Ended March 31, 1998...  F-5
Consolidated Statement of Cash Flows for the Years Ended December 31,
 1995, 1996 and 1997 and the Three Months Ended March 31, 1997 and 1998..  F-6
Notes to the Consolidated Financial Statements...........................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of FLIR Systems, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of FLIR Systems, Inc. and its subsidiaries at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Portland, Oregon
March 9, 1998

                               FLIR SYSTEMS, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               THREE MONTHS
                                                                   ENDED
                                  YEAR ENDED DECEMBER 31,        MARCH 31,
                                  --------------------------  ----------------
                                   1995     1996      1997     1997     1998
                                  -------  -------  --------  -------  -------
                                                                (UNAUDITED)
Revenue:
 Government...................... $33,575  $42,958  $ 48,483  $ 8,403  $ 9,914
 Commercial......................  16,550   23,059    43,288    7,418   17,785
                                  -------  -------  --------  -------  -------
    Total revenue................  50,125   66,017    91,771   15,821   27,699
Cost of goods sold...............  22,724   30,415    58,507    7,529   12,500
Research and development.........   7,786    9,485    11,814    2,776    5,284
Selling and other operating
 costs...........................  14,656   18,999    26,551    5,087    8,818
Combination costs................      --       --    36,450       --       --
                                  -------  -------  --------  -------  -------
                                   45,166   58,899   133,322   15,392   26,602
   Earnings (loss) from opera-
    tions........................   4,959    7,118   (41,551)     429    1,097
Interest income..................     226       44       182        6      286
Interest expense and other.......    (795)    (819)   (2,103)    (312)    (972)
                                  -------  -------  --------  -------  -------
   Earnings (loss) before income
    taxes........................   4,390    6,343   (43,472)     123      411
Income tax provision (benefit)...     523    1,251   (12,884)      32      121
                                  -------  -------  --------  -------  -------
Net earnings (loss).............. $ 3,867  $ 5,092  $(30,588) $    91  $   290
                                  =======  =======  ========  =======  =======
Net earnings (loss) per share:
 Basic........................... $  0.74  $  0.95  $  (5.23) $  0.02  $  0.03
                                  =======  =======  ========  =======  =======
 Diluted......................... $  0.70  $  0.91  $  (5.23) $  0.02  $  0.03
                                  =======  =======  ========  =======  =======


   The accompanying notes are an integral part of these financial statements.

                               FLIR SYSTEMS, INC.

                           CONSOLIDATED BALANCE SHEET
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                   DECEMBER 31,
                                                 -----------------   MARCH 31,
                                                  1996      1997       1998
                                                 -------  --------  -----------
                                                                    (UNAUDITED)
                     ASSETS
Current assets:
 Cash and cash equivalents...................... $   775  $  5,884   $  5,425
 Accounts receivable, net.......................  28,311    55,463     47,567
 Inventories....................................  33,513    34,724     38,542
 Prepaid expenses...............................   1,551     3,516      4,129
                                                 -------  --------   --------
    Total current assets........................  64,150    99,587     95,663
Property and equipment, net.....................   7,137    18,423     19,712
Software development costs, net.................     799     1,043      1,131
Deferred income taxes, net......................   2,200    16,873     16,880
Intangible assets, net..........................      --    14,013     13,760
Other assets....................................     818     3,918      3,833
                                                 -------  --------   --------
                                                 $75,104  $153,857   $150,979
                                                 =======  ========   ========
      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Notes payable.................................. $ 6,365  $ 26,558   $ 32,157
 Accounts payable...............................   7,628    15,493     14,653
 Accounts payable to related parties............     128     6,228      5,031
 Accrued payroll and other liabilities..........   3,389    19,105     12,112
 Accrued income taxes...........................   1,073       363        842
 Current portion of long-term debt..............   1,377     5,273      4,976
                                                 -------  --------   --------
    Total current liabilities...................  19,960    73,020     69,771
Long-term debt..................................   5,173     1,679      1,537
Pension liability...............................      --     3,969      3,955
Commitments and contingencies...................      --        --         --
Shareholders' equity:
 Preferred stock, $0.01 par value, 10,000,000
  shares authorized; no shares issued at Decem-
  ber 31, 1996, 1997 and March 31, 1998.........      --        --         --
 Common stock, $0.01 par value, 30,000,000
  shares authorized, 5,387,483, 9,756,458 and
  9,875,165 shares issued at December 31, 1996,
  1997 and March 31, 1998, respectively.........      54        98         99
 Additional paid-in capital.....................  41,833    97,684     99,129
 Retained earnings (accumulated deficit)........   8,257   (22,331)   (22,041)
 Cumulative foreign translation adjustment......    (173)     (262)    (1,471)
                                                 -------  --------   --------
  Total shareholders' equity....................  49,971    75,189     75,716
                                                 -------  --------   --------
                                                 $75,104  $153,857   $150,979
                                                 =======  ========   ========


   The accompanying notes are an integral part of these financial statements.

                               FLIR SYSTEMS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                                         CUMULATIVE
                           PREFERRED STOCK        COMMON STOCK     ADDITIONAL RETAINED     FOREIGN
                         -------------------- --------------------  PAID-IN   EARNINGS   TRANSLATION
                           SHARES    AMOUNT     SHARES    AMOUNT    CAPITAL   (DEFICIT)  ADJUSTMENT   TOTAL
                         ---------- --------- ---------- --------- ---------- ---------  ----------- --------
                                    $    0.01            $    0.01
Authorized.............. 10,000,000 par value 30,000,000 par value
                         ========== ========= ========== =========
Balance, December 31,
 1994...................         -- $      --  5,187,804 $      52  $39,812   $   (702)    $    --   $ 39,162
 Net earnings for the
  year..................         --        --         --        --       --      3,867          --      3,867
 Common stock options
  exercised.............         --        --     79,275         1      363         --          --        364
 Common shares issued...         --        --     16,286        --       77         --          --         77
                         ---------- --------- ---------- ---------  -------   --------     -------   --------
Balance, December 31,
 1995...................         --        --  5,283,365        53   40,252      3,165          --     43,470
 Net earnings for the
  year..................         --        --         --        --       --      5,092          --      5,092
 Common stock options
  exercised.............         --        --     70,788         1      587         --          --        588
 Common shares issued
  pursuant to stock
  option plans..........         --        --     33,330        --      398         --          --        398
 Income tax benefit from
  stock options
  exercised.............         --        --         --        --      596         --          --        596
 Foreign translation
  adjustment............         --        --         --        --       --         --        (173)      (173)
                         ---------- --------- ---------- ---------  -------   --------     -------   --------
Balance, December 31,
 1996...................         --        --  5,387,483        54   41,833      8,257        (173)    49,971
 Net loss for the year..         --        --         --        --       --    (30,588)         --    (30,588)
 Common stock options
  exercised.............         --        --    206,975         2    1,460         --          --      1,462
 Common stock issued for
  acquisitions..........         --        --  4,162,000        42   54,064         --          --     54,106
 Income tax benefit from
  stock options
  exercised.............         --        --         --        --      327         --          --        327
 Foreign translation
  adjustment............         --        --         --        --       --         --         (89)       (89)
                         ---------- --------- ---------- ---------  -------   --------     -------   --------
Balance, December 31,
 1997...................         --        --  9,756,458        98   97,684    (22,331)       (262)    75,189
 Net earnings for the
  period................         --        --         --        --       --        290          --        290
 Common stock options
  exercised.............         --        --     61,207         1      474         --          --        475
 Common shares issued
  pursuant to stock
  option plans..........         --        --     57,500        --      971         --          --        971
 Foreign translation
  adjustment............         --        --         --        --       --         --      (1,209)    (1,209)
                         ---------- --------- ---------- ---------  -------   --------     -------   --------
Balance, March 31, 1998
 (unaudited)............         -- $      --  9,875,165 $      99  $99,129   $(22,041)    $(1,471)  $ 75,716
                         ========== ========= ========== =========  =======   ========     =======   ========

   The accompanying notes are an integral part of these financial statements.

                               FLIR SYSTEMS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                THREE MONTHS
                                          YEAR ENDED                ENDED
                                         DECEMBER 31,             MARCH 31,
                                   --------------------------  ----------------
                                    1995     1996      1997     1997     1998
                                   -------  -------  --------  -------  -------
                                                                 (UNAUDITED)
Cash (used) provided by operating
 activities:
 Net earnings (loss).............  $ 3,867  $ 5,092  $(30,588) $    91  $   290
 Income charges not affecting
  cash:
  In-process research and devel-
   opment write-off..............       --       --    33,600       --       --
  Depreciation...................    1,854    1,972     2,689      559    1,291
  Amortization...................      506      481       680      139      514
  Disposal and write-offs of
   property and equipment........      104      239       333       35       24
  Deferred income taxes..........     (950)    (400)  (13,796)      --       (7)
Changes in certain working
 capital components, net of
 effects of acquisition:
 (Increase) decrease in accounts
  receivable.....................   (3,847)  (3,413)  (18,210)  (4,637)   7,896
 (Increase) decrease in invento-
  ries...........................   (6,762)  (9,847)    8,966     (469)  (3,818)
 (Increase) decrease in prepaid
  expenses.......................     (106)  (1,112)      (35)      95     (613)
 Decrease (increase) in other as-
  sets...........................      109     (329)      609       (7)      32
 Increase (decrease) in accounts
  payable........................    1,843    2,151     4,981      361     (840)
 (Decrease) increase in accounts
  payable to related parties.....      (51)    (145)      976      464   (1,197)
 (Decrease) increase in accrued
  payroll and other liabilities..     (604)     (58)    4,446     (743)  (6,993)
 Increase (decrease) in accrued
  income taxes...................      133      488      (767)      28      479
                                   -------  -------  --------  -------  -------
Cash used by operating activi-
 ties............................   (3,904)  (4,881)   (6,116)  (4,084)  (2,942)
                                   -------  -------  --------  -------  -------
Cash used by investing activi-
 ties:
  Additions to property and
   equipment.....................   (2,987)  (5,526)  (10,843)  (1,386)  (2,708)
  Net cash acquired from AGEMA...       --       --       805       --       --
  Software development costs.....     (599)    (630)     (703)    (181)    (192)
                                   -------  -------  --------  -------  -------
Cash used by investing activi-
 ties............................   (3,586)  (6,156)  (10,741)  (1,567)  (2,900)
                                   -------  -------  --------  -------  -------
Cash provided by financing activ-
 ities:
  Net increase in notes payable..    2,056    4,309    19,971    4,990    5,599
  Proceeds from long-term debt...      572    5,817       995       --       --
  Repayments of long-term debt
   including current portion.....     (608)    (877)     (593)    (323)    (439)
  Reduction of pension liabili-
   ty............................       --       --      (107)      --      (14)
  Common stock issued............       77       --        --       --       --
  Proceeds from exercise of stock
   options and shares issued
   pursuant to incentive stock
   option plans, including tax
   benefit.......................      364    1,582     1,789      480    1,446
                                   -------  -------  --------  -------  -------
Cash provided by financing activ-
 ities...........................    2,461   10,831    22,055    5,147    6,592
                                   -------  -------  --------  -------  -------
Effect of exchange rate changes
 on cash.........................       --     (173)      (89)      (5)  (1,209)
                                   -------  -------  --------  -------  -------
Net (decrease) increase in cash..   (5,029)    (379)    5,109     (509)    (459)
Cash and cash equivalents, begin-
 ning of period..................    6,183    1,154       775      775    5,884
                                   -------  -------  --------  -------  -------
Cash and cash equivalents, end of
 period..........................  $ 1,154  $   775  $  5,884  $   266  $ 5,425
                                   =======  =======  ========  =======  =======

   The accompanying notes are an integral part of these financial statements.

                              FLIR SYSTEMS, INC.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

  The Company is a world leader in the design, manufacture and marketing of thermal imaging and broadcast camera systems for a wide variety of applications in the commercial and government markets. The Company's thermal imaging systems use advanced infrared technologies that detect infrared radiation, or heat, enabling the operator to measure minute temperature differences and to see objects in daylight or total darkness and through obscurants such as smoke, haze and most types of fog. The Company's products can also incorporate visible light cameras, proprietary image analysis software and gyrostabilized gimbal technology. The Company's products come in a variety of configurations such as handheld or ground based systems, or can be mounted on ships, helicopters or fixed-wing aircraft. The Company's products provide state-of-the-art imaging technology coupled with competitive price performance characteristics for existing commercial and government applications including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, federal drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground based security. The Company has also developed innovative new products utilizing advanced uncooled thermal imaging technology, which allows for less expensive, smaller, lighter, solid state systems that require less power to operate. In addition, the Company's product configurations and image analysis software tools increase the Company's ability to provide products tailored to meet individual customer requirements.

  The accompanying consolidated financial statements as of and for the three months ended March 31, 1997 and 1998 are unaudited and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, these statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the consolidated financial position and results of operations for the interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 1997.

 Principles of consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

 Recognition of revenue

  Revenue is recognized when products are shipped or when services are performed, except for certain long-term contracts, which are recorded on the percentage-of-completion method. The percentage-of-completion method is used for research and development contracts and for production contracts that require significant amounts of initial engineering and development costs. The percentage-of-completion is determined by relating the actual costs incurred to date to the total costs to complete the respective contract.

 Foreign currency translation

  The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at the average monthly rates of exchange. The resultant translation adjustments are included in the cumulative foreign translation adjustment,

                              FLIR SYSTEMS, INC.

a separate component of shareholders' equity. Gains and losses from foreign currency transactions of these subsidiaries are included in net earnings.

 Cash and cash equivalents

  The Company considers short-term investments which are highly liquid, readily convertible into cash and have original maturities of less than three months to be cash equivalents for purposes of the statement of cash flows. The Company generally invests its excess cash in investment grade, short-term commercial paper which is held to maturity. At December 31, 1997, the Company did not hold any short-term investments.

 Inventories

  Inventories are stated at the lower of average cost or market.

 Property and equipment

  Property and equipment are stated at cost and are depreciated using a straight-line methodology over their estimated useful lives. Such lives range from two to ten years.

  Repairs and maintenance are charged to operations as incurred.

 Software development costs

  The Company capitalizes software development costs when a project reaches technological feasibility and ceases capitalization once the related product is ready for release. Research and development costs related to software development that has not reached technological feasibility are expensed as incurred. Software development costs are amortized at the greater of (a) the ratio of number of units shipped to the current and anticipated future units to be shipped or (b) the straight-line method over the remaining estimated economic life of the product. Generally, the estimated economic life is three years.

 Income taxes

  The Company utilizes the liability method as set forth in Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" (see Note 3).

 Earnings per share

  Earnings per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the periods, computed using the treasury stock method for stock options. In 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share."

  The following table sets forth the reconciliation of the denominator utilized in the computation of basic and diluted earnings (loss) per share (in thousands):

                                                YEAR ENDED       THREE MONTHS
                                               DECEMBER 31,    ENDED MARCH 31,
                                             ----------------- ---------------
                                             1995  1996  1997   1997     1998
                                             ----- ----- ----- ------- --------
                                                                 (UNAUDITED)
Weighted average number of common shares
 outstanding................................ 5,246 5,361 5,843   5,424    9,799
Assumed exercise of stock options net of
 shares assumed reacquired under the
 treasury stock method......................   277   263    --     324      423
                                             ----- ----- ----- ------- --------
Diluted shares outstanding.................. 5,523 5,624 5,843   5,748   10,222
                                             ===== ===== ===== ======= ========

  The effect of stock options in 1997 of 388,000 shares was excluded for purposes of diluted earnings per share since the effect would have been anti-dilutive.

 Reclassifications

  Certain reclassifications have been made to prior years' data to conform with the current year's presentation. These reclassifications had no impact on previously reported results of operations or shareholders' equity.

                              FLIR SYSTEMS, INC.

 Statement of cash flows

  Cash paid for interest and income taxes amounted to the following (in thousands):

                                                                   THREE MONTHS
                                                    YEAR ENDED         ENDED
                                                   DECEMBER 31,      MARCH 31,
                                                ------------------ -------------
                                                 1995  1996  1997   1997   1998
                                                ------ ---- ------ ------ ------
                                                                    (UNAUDITED)
Cash paid for:
  Interest..................................... $  133 $782 $1,508 $  262 $  883
  Taxes........................................  1,340  763  1,549      4    148

  The non-cash portion of the AGEMA acquisition was excluded from the statement of cash flows. (See Note 17).

 Fair value of financial assets and liabilities

  The Company estimates the fair value of its monetary assets and liabilities based upon comparison of such assets and liabilities to the current market values for instruments of a similar nature and degree of risk. The Company estimates that the recorded value of all of its monetary assets and liabilities approximates fair value as of December 31, 1997, except for the patent note described in Note 9. Interest has been imputed on the patent note at 14% which exceeds the current market rate for this type of note. Therefore, the fair value of this note is estimated to be approximately $16,000 in excess of its recorded value at December 31, 1997.

 Stock-based compensation

  The Company adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", effective January 1, 1996. SFAS 123 allows companies to choose whether to account for stock-based compensation under the method prescribed in Accounting Principles Board Opinion No. 25 (APB 25) or use the fair value method described in SFAS 123. The Company elected to continue to follow the provisions of APB 25 (see Note 13).

 Concentration of credit risk

  Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. Concentration of credit risk with respect to trade receivables is limited because a relatively large number of geographically diverse customers make up the Company's customer base, thus diversifying the trade credit risk. The Company controls credit risk through credit approvals, credit limits and monitoring procedures. The Company performs in-depth credit evaluations for all new customers and requires letters of credit, bank guarantees and advanced payments, if deemed necessary.

 Certain risks and uncertainties

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and judgments made by management of the Company include matters such as collectibility of accounts receivable, realizability of inventories and recoverability of capitalized software and deferred tax assets. Actual results could differ from those estimates.

                              FLIR SYSTEMS, INC.

 Recent accounting pronouncements

  In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 131 (SFAS 131), "Disclosure about Segments of an Enterprise and Related Information." This requires certain additional disclosures about the Company's operations and historical operations. The Company plans to adopt SFAS 131 in 1998, however, management believes that the impact of adoption will not have a significant effect on the Company's financial position or results of operations.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." The Company has adopted this standard as of January 1, 1998. Total comprehensive income consists of the following (in thousands):

                                                                 THREE MONTHS
                                                                    ENDED
                                                                  MARCH 31,
                                                                 -------------
                                                                 1997   1998
                                                                 ----  -------
                                                                 (UNAUDITED)
Net Income...................................................... $91   $   290
Cumulative foreign translation adjustment.......................  (5)   (1,209)
                                                                 ---   -------
Total comprehensive income (loss)............................... $86   $  (919)
                                                                 ===   =======

  The cumulative foreign translation adjustment represents the Company's only other comprehensive income item. Cumulative foreign translation adjustment represents unrealized gains/losses in the translation of the financial statements of the Company's subsidiaries in accordance with SFAS No. 52, "Foreign Currency Translation." The Company has no intention of liquidating the assets of the foreign subsidiaries in the foreseeable future.

NOTE 2--OTHER OPERATING COSTS:

  Selling and other operating costs consist of the following (in thousands):

                                                                 THREE MONTHS
                                                                     ENDED
                                         YEAR ENDED DECEMBER 31,   MARCH 31,
                                         ----------------------- -------------
                                          1995    1996    1997    1997   1998
                                         ------- ------- ------- ------ ------
                                                                  (UNAUDITED)
Representative commissions.............. $ 2,390 $ 1,587 $ 3,371 $  478 $1,375
Allowance for doubtful accounts.........      55   1,260     839     --     11
Other selling, general and administra-
 tive expenses..........................  12,211  16,152  22,341  4,609  7,432
                                         ------- ------- ------- ------ ------
                                         $14,656 $18,999 $26,551 $5,087 $8,818
                                         ======= ======= ======= ====== ======

NOTE 3--INCOME TAXES:

  SFAS 109 requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events and basis differences that have been recognized in the Company's financial statements and tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amount and the tax basis of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse.

                               FLIR SYSTEMS, INC.

  The provision (benefit) for income taxes is as follows (in thousands):

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1995     1996      1997
                                                   -------  -------  ---------
Current tax expense:
  Federal......................................... $ 1,210  $ 1,361  $     377
  State...........................................     263      290         --
  Foreign.........................................      --       --        538
                                                   -------  -------  ---------
                                                     1,473    1,651        915
                                                   -------  -------  ---------
Deferred tax (benefit) expense:
  Federal.........................................    (146)     675    (16,566)
  State...........................................     (15)     144     (1,817)
  Foreign.........................................      --       --        478
                                                   -------  -------  ---------
                                                      (161)     819    (17,905)
                                                   -------  -------  ---------
(Decrease) increase in valuation allowance........    (789)  (1,219)     4,106
                                                   -------  -------  ---------
Total provision (benefit)......................... $   523  $ 1,251  $ (12,884)
                                                   =======  =======  =========

  Deferred tax assets are composed of the following components (in thousands):

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
Allowance for doubtful accounts............................... $   679  $   759
Warranty reserve..............................................     347      392
Inventory basis differences...................................     665    2,841
Accrued liabilities...........................................     324    1,841
Acquired in-process research and development..................      --   12,768
Depreciation..................................................      75     (196)
Software development costs....................................    (325)    (396)
Net operating loss carryforwards..............................   1,870    3,358
Credit carryforwards..........................................     771    1,334
Other.........................................................     577    1,061
                                                               -------  -------
Gross deferred tax asset......................................   4,983   23,762
Deferred tax asset valuation allowance........................  (2,783)  (6,889)
                                                               -------  -------
                                                               $ 2,200  $16,873
                                                               =======  =======

                              FLIR SYSTEMS, INC.

  The provision for income taxes differs from the amount of tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                           -------------------
                                                           1995   1996   1997
                                                           -----  -----  -----
     Statutory federal tax rate...........................  34.0%  34.0% (34.0)%
     Increase (decrease) in rates resulting from:
     State taxes..........................................   6.0    4.5   (4.2)
     Utilization of net operating loss carryforwards...... (15.0)    --     --
     Foreign sales corporation benefit....................  (7.6)  (3.2)  (2.7)
     Utilization of research and development credits......  (0.8) (11.3)    --
     (Decrease) increase in valuation allowance........... (21.6)  (6.3)   9.5
     Alternative minimum tax..............................  16.1     --     --
     Other................................................   0.8    2.0    1.8
                                                           -----  -----  -----
     Effective tax rate...................................  11.9%  19.7% (29.6)%
                                                           =====  =====  =====

  As of December 31, 1997, the Company's net operating loss carryforwards aggregated $9,267,000 and expire in the years 2005 through 2012. Utilization of the Company's acquired net operating loss carryforwards from Optimas is limited to future earnings of Optimas and are further limited to approximately $350,000 per year, as Optimas has experienced a cumulative change in ownership of more than 50% within a three-year period. In addition, the Company has various tax credits available aggregating $1,334,000 at December 31, 1997, which expire in the years 1999 through 2012.

NOTE 4--ACCOUNTS RECEIVABLE:

  Accounts receivable are net of an allowance for doubtful accounts of $1,671,000 and $2,483,000 at December 31, 1996 and 1997, respectively.

NOTE 5--INVENTORIES:

  Inventories consist of the following (in thousands):

                                                  DECEMBER 31,
                                                 ----------------   MARCH 31,
                                                  1996     1997       1998
                                                 -------  -------  -----------
                                                                   (UNAUDITED)
     Raw material and subassemblies............. $23,855  $26,631    $27,427
     Work-in-progress...........................   8,171    9,995     10,688
     Finished goods.............................   1,494      894      3,198
                                                 -------  -------    -------
                                                  33,520   37,520     41,313
     Less--progress payments received from cus-
      tomers....................................      (7)  (2,796)    (2,771)
                                                 -------  -------    -------
                                                 $33,513  $34,724    $38,542
                                                 =======  =======    =======

                              FLIR SYSTEMS, INC.

NOTE 6--PROPERTY AND EQUIPMENT:

  Property and equipment are summarized as follows (in thousands):

                                                    DECEMBER 31,
                                                   ----------------   MARCH 31,
                                                    1996     1997       1998
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
     Machinery and equipment...................... $ 8,445  $20,099   $ 22,124
     Office equipment and other...................   5,382    7,632      8,136
                                                   -------  -------   --------
                                                    13,827   27,731     30,260
     Less--accumulated depreciation...............  (6,690)  (9,308)   (10,548)
                                                   -------  -------   --------
                                                   $ 7,137  $18,423   $ 19,712
                                                   =======  =======   ========

  Property and equipment include the cost of equipment held by the Company under capital lease agreements. Such cost and related accumulated depreciation aggregated $2,724,000 and $1,336,000, respectively, at December 31, 1996 and $3,674,000 and $1,939,000, respectively, at December 31, 1997.

NOTE 7--SOFTWARE DEVELOPMENT COSTS:

  Software development costs are summarized as follows (in thousands):

                                                     DECEMBER 31,
                                                    ---------------   MARCH 31,
                                                     1996    1997       1998
                                                    ------  -------  -----------
                                                                     (UNAUDITED)
     Software development costs.................... $1,533  $ 2,236    $ 2,428
     Less--accumulated amortization................   (734)  (1,193)    (1,297)
                                                    ------  -------    -------
                                                    $  799  $ 1,043    $ 1,131
                                                    ======  =======    =======

  Amortization of capitalized software costs aggregated $393,000, $300,000 and $459,000, for the years ended December 31, 1995, 1996 and 1997, respectively.

NOTE 8--NOTES PAYABLE:

  The Company has a $30,000,000 line of credit bearing interest at the IBOR plus 1.75% (7.75% and 7.38% at December 31, 1997 and March 31, 1998,
respectively) secured by all assets of the Company. This line of credit is up for renewal on August 1, 1998. Additionally, the Company, through one of its subsidiaries, has a 40,000,000 Swedish Krona (approximately $5,001,000) line of credit at 4.70% at December 31, 1997 and March 31, 1998. At December 31, 1996, 1997 and March 31, 1998, the Company had $6,365,000, $26,558,000 and
$32,157,000, respectively, outstanding against these lines.

                              FLIR SYSTEMS, INC.

NOTE 9--LONG-TERM DEBT:

  Long-term debt is summarized as follows (in thousands):

                                                    DECEMBER 31,
                                                    --------------   MARCH 31,
                                                     1996    1997      1998
                                                    ------  ------  -----------
                                                                    (UNAUDITED)
     Note payable--patent.......................... $  294  $  206    $  206
     Note payable to bank; 7.38% interest rate.
      Payable in monthly installments of $123, due
      August 1, 1998, secured by all assets of the
      Company......................................  4,663   4,609     4,324
     Capital leases................................  1,593   2,137     1,983
                                                    ------  ------    ------
                                                     6,550   6,952     6,513
     Less--current portion......................... (1,377) (5,273)   (4,976)
                                                    ------  ------    ------
                                                    $5,173  $1,679    $1,537
                                                    ======  ======    ======

  The patent note calls for annual payments through 1999 of $70,000 plus an adjustment for changes in the Consumer Price Index. Because the note did not include a stated interest rate, interest has been imputed at a rate of 14%. The Consumer Price Index was estimated assuming an average increase of 5% per year. Payments of $112,000, $115,000 and $116,000, were made in the years ended December 31, 1995, 1996 and 1997, respectively. The related patent was capitalized based on the present value at inception of the patent note of $683,000. The patent was fully amortized as of December 31, 1990.

NOTE 10--PENSION PLANS:

  As a result of the AGEMA acquisition (See Note 17), the Company now offers most of its employees outside the United States participation in defined benefit pension plans.

  A summary of the components of the net periodic pension expense for the defined benefit plan for employees in Sweden was as follows (in thousands):

                                                                           1997
                                                                           ----
     Service costs benefit earned during December 1997.................... $--
     Interest cost on projected benefit obligation........................  17
     Amortization of actuarial gain.......................................  --
     Amortization of remaining transition obligation......................  (3)
                                                                           ---
     Net pension costs.................................................... $14
                                                                           ===

  A summary of the funded status of the pension plan in Sweden and the net pension liability is as follows (in thousands):

                                                                    DECEMBER 31,
                                                                        1997
                                                                    ------------
     Accumulated vested benefit obligations........................    $3,421
                                                                       ------
     Projected benefit obligation..................................     3,421
     Plan assets at fair value.....................................        --
                                                                       ------
     Projected benefit obligation in excess of plan assets.........     3,421
     Unrecognized actuarial gain...................................        90
     Unrecognized transition obligation............................       458
                                                                       ------
     Pension liability.............................................    $3,969
                                                                       ======

                              FLIR SYSTEMS, INC.

  Assumptions used for the defined benefit pension plans were as follows:

                                                                           1997
                                                                           -----
     Weighted average discount rate....................................... 6.00%
     Rates of increase in compensation levels............................. 3.00%
     Inflation rate....................................................... 2.00%

NOTE 11--COMMITMENTS AND CONTINGENCIES:

  The Company leases its primary facilities under various operating leases which expire in 1998 through 2003. Total rent expense for the years ended December 31, 1995, 1996 and 1997 amounted to $871,000, $1,471,000 and
$1,940,000, respectively.

  Minimum rental payments required under all non-cancelable leases for equipment and facilities at December 31, 1997 are as follows (in thousands):

                                                              CAPITAL  OPERATING
                                                              LEASES    LEASES
                                                              -------  ---------
     1998.................................................... $  732    $2,520
     1999....................................................    610     2,302
     2000....................................................    499     1,937
     2001....................................................    427       892
     2002....................................................    197        37
                                                              ------    ------
     Total minimum lease payments............................  2,465    $7,688
                                                                        ======
     Less amount representing interest.......................   (328)
                                                              ------
     Present value of lease payments......................... $2,137
                                                              ======

  The Company has a 401(k) Savings and Retirement Plan (the "Plan") to provide for voluntary salary deferral contributions on a pre-tax basis for employees within the United States in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. The Plan allows for contributions by the Company. The Company recorded matching contributions of $0, $533,000 and $511,000, for the years ended December 31, 1995, 1996 and 1997, respectively.

NOTE 12--CAPITAL STOCK:

  In 1996, the Company increased the number of shares of common stock reserved for future issuance pursuant to its incentive stock plans to 2,769,400. Under the plans, restricted stock, incentive stock options or non-qualified stock options may be granted to employees, consultants or non-employee directors of the Company with an exercise price of not less than the fair market value of the stock on the date of grant. Options granted pursuant to the plans expire ten years from date of grant and the plan terminates in 2003.

  Under the 1992 incentive stock plan, 430,000 shares of common stock were reserved for restricted stock awards. Shares awarded are earned ratably over the term of the restricted stock agreement, based upon achievement of specified performance goals. Shares granted in 1996 and 1997 aggregated 100,000 and 115,000 shares, respectively. Of the shares granted, 33,330 and 115,000 shares were earned in 1996 and 1997, respectively, based upon achievement of specified performance goals. Shares granted which are not issued lapse and cease to be subject to the award. Compensation expense related to these awards, in the amounts of $398,000 and $1,747,000 was recorded in 1996 and 1997, respectively, and is included in selling and other operating costs. At December 31, 1997 and March 31, 1998, there were 215,000 shares available for future awards.

                              FLIR SYSTEMS, INC.

NOTE 13--STOCK OPTIONS:

  The Company has elected to account for its stock based compensation under APB 25; however, as required by SFAS 123, the Company has computed for pro forma disclosure purposes the value of options granted during 1995, 1996 and 1997 using the Black-Scholes option pricing model. The weighted average assumptions used for stock option grants for 1995, 1996 and 1997 were a risk-free interest rate of 7.7%, 5.2% and 6.0%, respectively, an expected dividend yield of 0%, 0% and 0%, respectively, an expected life of three years, and an expected volatility of 23.9%, 22.7% and 40.2%, respectively.

  Options were assumed to be exercised upon vesting for purposes of this valuation. Adjustments are made for options forfeited prior to vesting. For the years ended December 31, 1995, 1996 and 1997, the total value of the options granted was computed to be $1,200,000, $819,000 and $1,879,000, respectively, which would be amortized on a straight-line basis over the vesting period of the options.

  If the Company had accounted for these plans in accordance with SFAS 123, the Company's pro forma net earnings and pro forma net earnings per share would have been as follows (in thousands, except per share data):

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                      1995    1996     1997
                                                     ------- ------- ---------
     Net earnings (loss) -- as reported............. $ 3,867 $ 5,092 $ (30,588)
     Net earnings (loss) -- pro forma............... $ 3,578 $ 4,593 $ (31,353)
     Earnings (loss) per share:
         Basic -- as reported....................... $  0.74 $  0.95 $   (5.23)
         Diluted -- as reported..................... $  0.70 $  0.91 $   (5.23)
     Earnings (loss) per share:
         Basic -- pro forma......................... $  0.68 $  0.86 $   (5.37)
         Diluted -- pro forma....................... $  0.65 $  0.82 $   (5.37)

  The effects of applying SFAS 123 for providing pro forma disclosure for 1995, 1996 and 1997 are not likely to be representative of the effects on reported net earnings and earnings per share for future years since options vest over several years and additional awards may be made.

                              FLIR SYSTEMS, INC.

  The table below summarizes the Company's stock option activity:

                                                                     WEIGHTED
                                                                     AVERAGE
                                                        SHARES    EXERCISE PRICE
                                                       ---------  --------------
     Balance at December 31, 1994.....................   611,413      $ 7.16
     Granted..........................................   361,500       12.76
     Exercised........................................   (79,275)       5.85
     Terminated.......................................   (65,067)      11.25
                                                       ---------      ------
     Balance at December 31, 1995.....................   828,571        9.41
     Granted..........................................   331,000       11.07
     Exercised........................................   (70,788)       8.41
     Terminated.......................................   (27,757)      11.56
                                                       ---------      ------
     Balance at December 31, 1996..................... 1,061,026        9.94
     Granted..........................................   361,500       15.38
     Exercised........................................  (206,975)       7.97
     Terminated.......................................   (92,378)      11.41
                                                       ---------      ------
     Balance at December 31, 1997..................... 1,123,173       11.96
     Granted..........................................   288,500       16.97
     Exercised........................................   (61,207)       7.76
     Terminated.......................................   (36,634)      12.94
                                                       ---------      ------
     Balance at March 31, 1998 (unaudited)............ 1,313,832      $13.16
                                                       =========      ======

  The following table sets forth the exercise price range, number of shares, weighted average exercise price, and the remaining contractual lives at December 31, 1997 by group of similar price and grant dates:

                                                                      WEIGHTED
                                                            WEIGHTED   AVERAGE
                                                            AVERAGE   REMAINING
                                                  NUMBER OF EXERCISE CONTRACTUAL
                 EXERCISE PRICE RANGE              SHARES    PRICE      LIFE
     -------------------------------------------- --------- -------- -----------
           $1.63-$5.23...........................   145,349  $ 4.76      3.3
           $9.13-$13.75..........................   799,824   12.07      7.7
           $14.00-$20.63.........................   178,000   17.31      9.2
                                                  ---------  ------      ---
                                                  1,123,173  $11.96      7.4
                                                  =========  ======      ===

  Options exercisable at December 31, 1997, totaled 565,547 shares at a weighted average exercise price of $10.10. Options available for grant at December 31, 1997 totaled 1,021,322 shares.

NOTE 14 -- LONG-TERM CONTRACTS:

  During 1994, the Company entered into a long-term research and development contract with a consortium of companies to develop an Autonomous Landing Guidance System for commercial and military aircraft as part of the U.S. Government's Technology Reinvestment Program. The Company's portion of this contract aggregated $650,000. In April 1995, the Company was awarded an additional $900,000 under this contract for the second phase of the development. Revenue from this contract aggregated $896,000, $416,000 and $0 during the years ended December 31, 1995, 1996 and 1997, respectively, and are included in revenue.

                              FLIR SYSTEMS, INC.

Costs associated with this contract aggregated $425,000, $200,000 and $0 in 1995, 1996 and 1997, respectively, and are included in cost of goods sold. Outstanding billings at December 31, 1996 and 1997 aggregated $35,000 and $0, respectively, and were included in accounts receivable.

NOTE 15--RELATED PARTY TRANSACTIONS:

  The Company and Hughes Aircraft Company are related parties resulting from Hughes' stock interest in the Company. The Company purchases inventory parts from Hughes and its subsidiaries. During the years ended December 31, 1995, 1996 and 1997, the Company purchased parts aggregating $1,320,000, $1,670,000 and $2,243,000, respectively, from Hughes and its subsidiaries. As of December 31, 1996 and 1997, the Company owed Hughes $128,000 and $1,243,000, respectively. Sales of the Company's products to Hughes and its affiliates amounted to $320,000, $103,000 and $34,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

  As a result of the AGEMA acquisition (see Note 17), Spectra-Physics AB and subsidiaries ("Spectra") are related parties as a result of Spectra's stock interest in the Company. At December 31, 1997 and March 31, 1998, the Company owed Spectra $4,985,000 and $5,031,000, respectively, which is payable in full on June 30, 1998.

NOTE 16--EXPORT SALES AND MAJOR CUSTOMERS:

  Export sales and sales to major customers are as follows (in thousands):

                                               YEAR ENDED         THREE MONTHS
                                              DECEMBER 31,       ENDED MARCH 31,
                                         ----------------------- ---------------
                                          1995    1996    1997    1997    1998
                                         ------- ------- ------- ------- -------
                                                                   (UNAUDITED)
United States........................... $27,062 $44,865 $48,462 $10,411 $15,007
Europe..................................  15,872  14,883  24,008   4,339   9,597
Other foreign...........................   7,191   6,269  19,301   1,071   3,095
                                         ------- ------- ------- ------- -------
                                         $50,125 $66,017 $91,771 $15,821 $27,699
                                         ======= ======= ======= ======= =======
Major Customers:
 U.S. Government........................ $15,686 $26,469 $18,983 $ 3,928 $ 4,162
                                         ======= ======= ======= ======= =======

NOTE 17--AGEMA ACQUISITION:

  Effective December 1, 1997, the Company acquired all of the outstanding shares of AGEMA Infrared Systems AB, a corporation organized under the laws of Sweden, AGEMA Infrared Systems Limited, a corporation organized under the laws of the United Kingdom, AGEMA Infrared Systems Ltd., a corporation organized under the laws of Canada and AGEMA Infrared Systems, Inc., a Delaware corporation ("AGEMA") in exchange for 4,162,000 shares of the Company's common stock with a value of $54,106,000. An additional $1,559,000 of direct acquisition costs were also incurred and included in the purchase price. AGEMA designs, manufactures and markets handheld infrared imaging systems for the commercial market. The results of AGEMA's operations have been combined with those of the Company since the date of acquisition.

                              FLIR SYSTEMS, INC.

  The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based upon their estimated fair values as follows (in thousands):

                                                                     BALANCE AT
                                                                     DECEMBER 1,
                                                                        1997
                                                                     -----------
     Current assets.................................................   $23,413
     Property and equipment.........................................     3,590
     Other long-term assets.........................................     1,599
     In-process research and development............................    33,600
     Intangibles....................................................     3,600
     Excess of purchase price over net assets acquired..............    14,092
     Current liabilities............................................   (20,153)
     Long-term liabilities..........................................    (4,076)
                                                                       -------
                                                                       $55,665
                                                                       =======

  The excess of purchase price over net assets acquired is being amortized on a straight-line basis over 15 years. Amortization of such excess of purchase price over the net assets acquired aggregated $79,000 for 1997 and is included in selling and other operating costs.

  The consolidated, unaudited results of operations, on a pro forma basis, are presented as though the acquisition of AGEMA had occurred on January 1, 1996, excluding one-time charges for acquired in-process research and development, acquisition related costs and duplicative inventories (in thousands, except per share data).

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                               -----------------
                                                                 1996     1997
                                                               -------- --------
                                                                  (UNAUDITED)
Revenue....................................................... $114,418 $134,825
Net earnings..................................................    1,888    7,122
Earnings per share:
  Basic....................................................... $   0.20 $   0.74
  Diluted..................................................... $   0.19 $   0.71

  These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense of the excess of purchase price over net assets acquired and other intangible assets. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect on January 1, 1996, or of future results of operations of the consolidated entities.

  For the purposes of this pro-forma presentation, amounts were translated at an average rate of 6.71 and 7.60 Swedish Krona to the U.S. dollar for 1996 and 1997, respectively.

  In conjunction with the acquisition, during the quarter ended December 31, 1997, the Company recognized a one-time charge of $52,549,000. The write-off consisted of $36,450,000 of acquired in-process research and development and acquisition-related costs, which were included as a separate line in operating expenses, and $16,099,000 of inventories due to the creation of duplicative product lines, which was included in cost of goods sold.

                            GOVERNMENT APPLICATIONS

INSIDE BACK COVER:

[PHOTO: HELICOPTER IN FLIGHT] U.S. MARINE CORP. UH-IN "HUEY" EQUIPPED WITH A SAFIRE THERMAL IMAGING SYSTEM

[PHOTO: INFRARED IMAGE OF RAPPELLING SOLDIERS] GROUND BASED THERMAL IMAGE OF A MILITARY SPECIAL OPERATIONS TRAINING EXERCISE

[PHOTO: INFRARED IMAGE OF AUTOMOBILE ARREST SCENE] AIRBORNE THERMAL IMAGING SYSTEMS ASSIST IN A VARIETY OF GOVERNMENT APPLICATIONS, INCLUDING DRUG INTERDICTION, SURVEILLANCE AND RECONNAISSANCE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  ----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
   Prospectus Summary......................................................   3
   Risk Factors............................................................   5
   Use of Proceeds.........................................................  12
   Price Range of Common Stock.............................................  13
   Dividend Policy.........................................................  13
   Capitalization..........................................................  14
   Selected Consolidated Financial Data....................................  15
   Management's Discussion and
    Analysis of Financial Condition
    and Results of Operations..............................................  16
   Business................................................................  24
   Management..............................................................  38
   Principal and Selling Shareholders......................................  41
   Underwriting............................................................  43
   Experts.................................................................  44
   Legal Matters...........................................................  44
   Available Information...................................................  45
   Information Incorporated by Reference...................................  45
   Index to Consolidated Financial Statements.............................. F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,409,130 SHARES

             LOGO
                          [LOGO OF FLIR APPEARS HERE]

                                 COMMON STOCK


                                --------------
                                  PROSPECTUS
                                --------------

                               HAMBRECHT & QUIST
                        BANCAMERICA ROBERTSON STEPHENS
                      PRUDENTIAL SECURITIES INCORPORATED
                         PACIFIC CREST SECURITIES INC.

                                    , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than the estimated underwriting discount, expected to be incurred by the Registrant in connection with the offering described in this Registration Statement. All amounts are estimates except the SEC registration fee, the NASD fee and the Nasdaq National Market listing fee.

SEC Registration Fee..................................................   15,888
NASD Filing Fee.......................................................    5,885
Nasdaq Listing Fee....................................................   17,500
Printing Expenses.....................................................  150,000
Accounting Fees and Expenses..........................................   80,000
Legal Fees and Expenses...............................................  175,000
Blue Sky Fees and Expenses (including fees of counsel)................    5,000
Transfer Agent and Registrar Fees.....................................    5,000
Miscellaneous Expenses................................................   95,727
                                                                       --------
  Total............................................................... $550,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  As an Oregon corporation, the Company is subject to the Oregon Business Corporation Act ("OBCA") and the exculpation from liability and indemnification provisions contained therein. Pursuant to Section 60.047(2)(d) of the OBCA, Article IV of the Company's Second Restated Articles of Incorporation (the "Restated Articles") eliminates the liability of the Company's directors to the Company or its shareholders, except for any liability related to breach of the duty of loyalty, actions not in good faith and certain other liabilities.

  Section 60.387 et seq. of the OBCA allows corporations to indemnify their directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe the conduct in question was unlawful. Under the OBCA, corporations may not indemnify against liability in connection with a claim by or in the right of the corporation but may indemnify against the reasonable expenses associated with such claims. Corporations may not indemnify against breaches of the duty of loyalty. The OBCA provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. Finally, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Article IV of the Restated Articles requires the Company to indemnify its directors and officers to the fullest extent not prohibited by law.

  The OBCA also provides that the statutory indemnification provisions are not deemed exclusive of any other rights to which directors or officers may be entitled under a corporation's articles of incorporation or bylaws, any agreement, general or specific action of the board of directors, vote of shareholders or otherwise.

  The Company also has entered into indemnity agreements with each executive officer of the Company and each member of the Company's Board of Directors. These indemnity agreements provide for indemnification of the indemnitee to the fullest extent allowed by law.

ITEM 16. EXHIBITS.

 NUMBER                               DESCRIPTION
 ------                               -----------
   1.1  Form of Underwriting Agreement*
   5.1  Opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP as to the legality of the securities being registered*
  23.1  Consent of Ater Wynne Hewitt Dodson & Skerritt, LLP (included in legal opinion filed as Exhibit 5.1)
  23.2  Consent of Price Waterhouse LLP
  23.3  Consent of Ohrlings Coopers & Lybrand AB*
  24.1  Powers of Attorney*

---------------------

*  Previously filed.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PORTLAND, STATE OF OREGON, ON JUNE 8, 1998.

                                          FLIR SYSTEMS, INC.

                                                /s/ J. Kenneth Stringer III
                                          By: -------------------------------
                                                  J. KENNETH STRINGER III
                                               PRESIDENT AND CHIEF OPERATING
                                                          OFFICER



  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN DULY SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JUNE 8, 1998.

              SIGNATURE                                   TITLE

       /s/ Robert P. Daltry               Chairman of the Board and Chief
-------------------------------------      Executive Officer (Principal
          ROBERT P. DALTRY                 Executive Officer)


    /s/ J. Kenneth Stringer III           Director, President and Chief
-------------------------------------      Operating Officer
       J. KENNETH STRINGER III


        /s/ J. Mark Samper                Vice President Finance and Chief
-------------------------------------      Financial Officer (Principal
           J. MARK SAMPER                  Financial and Accounting Officer)


        Leif Bergstrom*                   Vice Chairman of the Board of
-------------------------------------      Directors
           LEIF BERGSTROM


       Patrick L. Edsell*                 Director
-------------------------------------
          PATRICK L. EDSELL


         John C. Hart*                    Director
-------------------------------------
            JOHN C. HART


        Egon Linderoth*                   Director
-------------------------------------
           EGON LINDEROTH

                                          Director
         W. Allen Reed*
-------------------------------------
            W. ALLEN REED

                                          Director
        Lars Spongberg*
-------------------------------------
           LARS SPONGBERG

                                          Director
       Ronald L. Turner*
-------------------------------------
          RONALD L. TURNER


        /s/ J. Kenneth Stringer III
*By: --------------------------------

         J. KENNETH STRINGER III
            ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                           DOCUMENT DESCRIPTION
 -------                          --------------------
   1.1   Form of Underwriting Agreement*
   5.1   Opinion of Ater Wynne Hewitt Dodson & Skerritt, LLP as to the legality of the securities being registered*
  23.1   Consent of Ater Wynne Hewitt Dodson & Skerritt, LLP (included in legal opinion filed as Exhibit 5.1)
  23.2   Consent of Price Waterhouse LLP
  23.3   Consent of Ohrlings Coopers & Lybrand AB*
  24.1   Powers of Attorney*

---------------------

*  Previously filed.